Exhibit 99.2

ASSET PURCHASE AGREEMENT

by and among

DREYER’S GRAND ICE CREAM, INC.

(“Purchaser”)

and

INTEGRATED BRANDS, INC.

and

ESKIMO PIE CORPORATION

(“Sellers”)

DATED

JANUARY 23, 2007

(continued)

(continued)

(continued)

EXHIBITS AND SCHEDULES

Exhibit	Description

A	Co-Pack Agreement
B	Escrow Agreement
C	Form of Opinion of General Counsel to Purchaser
D	Form of Opinion of Sellers’ Counsel

Schedule	Description

1.1	Accounts Payable
1.2	Accounts Receivable
1.29	Inventory
1.37	Products
1.49	Tangible Assets
2.2(d)	Assigned Contracts
2.2(e)	Registered Trademarks
4.4	Required Consents
4.5	Exceptions to Title
4.6	Litigation
4.11	Permits
4.13(a)	Assigned Contracts
4.14	Major Customers and Distributors
10.4	SKUs for Products Subject to Real Fruit License

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is entered into as of January 23, 2007 by and among Dreyer’s Grand Ice Cream, Inc., a Delaware corporation (“Purchaser”), Integrated Brands, Inc., a New Jersey corporation (“Integrated Brands”), and Eskimo Pie Corporation, a Virginia corporation (“Eskimo Pie” and, together with Integrated Brands, “Sellers”).

RECITALS

WHEREAS, Sellers are engaged in, among other things, the business of manufacturing, marketing and selling “Eskimo Pie,” “Chipwich” and “Real Fruit” trademarked products (the “Frozen Novelty Business”) and the sale and distribution of soft serve ice cream and frozen yogurt products under the “Eskimo Pie,” “Honey Hill” and “Northern Lights” trademarks (the “Foodservice Business” and, together with the Frozen Novelty Business,” the “Business”).

WHEREAS, Sellers desire to sell, transfer and assign to Purchaser and/or its designated Affiliates, and Purchaser and/or its designated Affiliates desire to purchase from Sellers, certain specific assets of Sellers relating to the Business, and the assumption of certain specific obligations and liabilities related to the Business, upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the representations, warranties and agreements herein contained, the parties agree as follows:

ARTICLE I

DEFINITIONS

As used in this Agreement, except as expressly provided or unless the context otherwise requires, the following terms shall have the meanings set forth or referenced below:

1.1 “Accounts Payable” shall mean those amounts owing by Sellers under Assigned Contracts or otherwise arising in connection with the Frozen Novelty Business and Foodservice Business (including but not limited to accrued purchase orders) listed on Schedule 1.1.

1.2 “Accounts Receivable” shall mean the accounts receivable, notes receivable of or amounts owing or payable to Sellers in connection with or relating to the Foodservice Business, including those set forth on Schedule 1.2.

1.3 “Accounts Receivable Amount” shall have the meaning set forth in Section 2.4(b) hereof.

1.4 “Affiliate” shall mean, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with, such other Person at any time during the period for which the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

1.5 “Allocation Schedule” shall have the meaning set forth in Section 2.5 hereof.

1.6 “Ancillary Documents” shall mean all documents or agreements required by this Agreement to be executed and delivered by any party hereto.

1.7 “Assigned Contracts” shall have the meaning set forth in Section 2.2(d) hereof.

1.8 “Assigned Intellectual Property” shall have the meaning set forth in Section 2.2(e)(iv) hereof.

1.9 “Assigned Trademarks”shall have the meaning set forth in Section 2.2(e)(i) hereof.

1.10 “Assigned Trade Secrets” shall have the meaning set forth in Section 2.2(e)(iii) hereof.

1.11 “Assumed Liabilities” shall have the meaning set forth in Section 2.3(a) hereof.

1.12 “Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in New York are authorized or obligated by law or executive order to close.

1.13 “Business Records” shall mean any and all books, records, files, documentation, data, plans or information, in the Sellers’ possession, that have been or now are used in or with respect to, in connection with or otherwise relating to the Purchased Assets and the Assumed Liabilities and the manufacture, sale and distribution of the Products.

1.14 “Closing” shall mean the closing of the sale of the Purchased Assets.

1.15 “Closing Date” shall mean the date of this Agreement or any other date specified and agreed to by Purchaser and Sellers.

1.16 “Code” shall mean the Internal Revenue Code of 1986, as amended.

1.17 “Confidentiality Agreement” shall mean the letter agreement, dated July 19, 2006, between Dreyer’s Grand Ice Cream Holdings, Inc., the direct or indirect parent of Purchaser, and Coolbrands International, Inc. (“Coolbrands”), the direct or indirect parent of Sellers.

1.18 “Co-Pack Agreement” shall mean the agreement, to be entered into at the Closing, substantially in the form attached hereto as Exhibit A.

1.19 “Defenses and Claims” shall have the meaning set forth in Section 2.3(b) hereof.

1.20 “Encumbrances” shall mean restrictions, contractual or otherwise, on or conditions to transfer or assignment, claims, liabilities, liens, pledges, mortgages or security interests of any kind, whether accrued, absolute, contingent, or otherwise, affecting the Purchased Assets.

1.21 “Estimated Accounts Receivable Amount” shall have the meaning set forth in Section 2.4(b) hereof.

1.22 “Estimated Inventory Amount” shall have the meaning set forth in Section 2.4(c) hereof.

1.23 “Excluded Liabilities” shall have the meaning set forth in Section 2.3(c) hereof.

1.24 “Formulations” shall mean the current formulations for each Product.

1.25 “Governmental Entity” shall mean any federal, state, political subdivision or other governmental or regulatory agency or instrumentality, foreign or domestic.

1.26 “Indemnitor” and “Indemnitee” shall have the respective meanings set forth in Section 11.5(a) hereof.

1.27 “Indemnification Claim” shall have the meaning set forth in Section 11.5(b) hereof.

1.28 “Intellectual Property” shall mean:

(a) patents, patent applications, patent rights, and inventions and discoveries and invention disclosures (whether or not patented);

(b) trade names, trade dress, logos, packaging design, slogans, Internet domain names, registered and unregistered trademarks and service marks and related registrations and applications for registration, together with the goodwill, renewals and other rights associated therewith (collectively, “Trademarks”);

(c) copyrights in both published and unpublished works, including without limitation all compilations, databases and computer programs, manuals and other documentation and all copyright registrations and applications, and all derivatives, translations, adaptations and combinations of the above (collectively, “Copyrights”);

(d) know-how, trade secrets, confidential or proprietary information, recipes, research in progress, data, processes, formulae, strategies, techniques (collectively, “Trade Secrets”);

(e) franchises, licenses, permits, consents, approvals, and claims of infringement against third parties; and

(f) Formulations, Specifications and Processing Instructions.

1.29 “Inventory” shall mean the inventory of the finished-goods Products, and raw materials and packaging inventory related to the Products, listed on Schedule 1.29 hereto.

1.30 “Inventory Amount” shall have the meaning set forth in Section 2.4(c) hereof.

1.31 “Losses” shall mean any and all loss, demand, action, cause of action, assessment, damage, liability, cost or expense, including without limitation, interest, penalties and reasonable attorneys’ and other professional fees and expenses incurred in the investigation, prosecution, defense or settlement thereof, but excluding special, punitive or consequential damages related to any such loss, demand, action, cause of action, assessment, damage, liability, cost or expense, other than special, punitive or consequential damages actually awarded to a third party and paid or payable to such third party by a party hereto.

1.32 “Negotiation Period” shall have the meaning set forth in Section 11.5(d) hereof.

1.33 “Paying Party” shall have the meaning set forth in Section 2.6(a) hereof.

1.34 “Permits” shall mean permits, licenses, franchises, approvals and authorizations.

1.35 “Permitted Encumbrances” shall mean liens for current Taxes which are not past due, and liens described in any Schedule hereto which secure Assumed Liabilities.

1.36 “Processing Instructions” shall mean the current processing instructions for each Product.

1.37 “Products” shall mean the products of the Foodservice Business and the Frozen Novelty Business listed or described on Schedule 1.37 hereto, each a “Product.”

1.38 “Purchase Orders” shall mean all purchase commitments and orders (subject to the terms and conditions of such commitments and orders) for finished-goods Products for which Products have not been shipped as of the Closing.

1.39 “Purchase Price” shall mean the sum of (i) Fourteen Million Nine Hundred Twenty-Five Thousand United States Dollars ($14,925,000.00), (ii) the Accounts Receivable Amount and (iii) the Inventory Amount.

1.40 “Purchased Assets” shall have the meaning set forth in Section 2.2 hereof.

1.41 “Purchaser Group” shall have the meaning set forth in Section 11.2(a) hereof.

1.42 “Purchaser Indemnifiable Losses” shall have the meaning set forth in Section 11.2(a) hereof.

1.43 “Reimbursing Party” shall have the meaning set forth in Section 2.6(a) hereof.

1.44 “Seller Indemnifiable Losses” shall have the meaning set forth in Section 11.4(a) hereof.

1.45 “Seller Group” shall have the meaning set forth in Section 11.4(a) hereof.

1.46 “SKU” shall mean the stock keeping number of a Product.

1.47 “Solvent” means, with respect to any person, that as of the date of the determination of (i) (a) the then fair saleable value of the property of such person is (y) greater than the total amount of liabilities (including contingent liabilities but excluding amounts payable under intercompany promissory notes) of such person and (z) not less than the amount that will be required to pay the probable liabilities on such person’s then existing debts as they become absolute and matured considering all financing alternatives and potential asset sales reasonably available to such person; (b) such person’s capital is not unreasonably small in relation to its business or any contemplated or undertaken transaction; and (c) such person does not intend to incur, or reasonably believe that it will incur, debts beyond its ability to pay such debts as they become due; and (ii) such person is “solvent” within the meaning given that term and similar terms under laws relating to fraudulent transfers and conveyances. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

1.48 “Specifications” shall mean the current raw materials, manufacturing, packaging, labeling and quality assurance specifications for each Product.

1.49 “Tangible Assets” shall mean all of the equipment, furniture and other tangible assets and properties listed on Schedule 1.49 hereto.

1.50 “Tax” or, collectively, “Taxes” means any and all federal, state and local taxes of any country, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

1.51 “Tax Return” means any returns, declarations, reports, statements and any other document required to be filed in respect of any Tax.

1.52 “Third Party Claim” shall have the meaning set forth in Section 11.6 hereof.

1.53 “Trade Secrets” shall have the meaning assigned thereto in “Intellectual Property.”

1.54 “Trademarks” shall have the meaning assigned thereto in “Intellectual Property.”

1.55 “Transfer Taxes” shall mean all sales taxes, use taxes, conveyance taxes, transfer taxes, value-added taxes, filing fees, recording fees, reporting fees, fees for clearing customs, customs duties and other similar duties, taxes and fees, if any, imposed upon, or resulting from, the transfer of the Purchased Assets to Purchaser hereunder, except federal, state or local income or similar taxes based upon or measured by revenue, income, profit or gain from the transfer of the Purchased Assets or the operation of the Business prior to the Closing.

ARTICLE II

PURCHASE AND SALE OF PURCHASED ASSETS;

ASSUMPTION OF LIABILITIES

2.1 Purchase and Sale. Subject to and upon the terms and conditions of this Agreement, effective as of the Closing, Sellers agree to sell, assign, transfer, convey and deliver to Purchaser and/or its designated Affiliates, and Purchaser and/or its designated Affiliates agree to purchase from Sellers, all of Sellers’ right, title and interest in and to the Purchased Assets.

2.2 Purchased Assets. As used in this Agreement, the term “Purchased Assets” means, collectively, all right, title and interest in, to and under the following assets, in each case as such assets exist at the time of Closing:

(a) all Inventory;

(b) all Purchase Orders;

(c) all Accounts Receivable;

(d) all contracts and on-going business relationships with retailers, brokers, private and public purchasers, and foodservice accounts pertaining to the Purchased Assets, including without limitation the contracts, agreements and legally binding instruments listed on Schedule 2.2(d) (the “Assigned Contracts”);

(e) (i) (A) all Trademarks that are registered or have registrations pending set forth on Schedule 2.2(e) and (B) subject to Section 10.4, all other unregistered Trademarks pertaining solely to the Products (including “Eskimo Pie,” “Chipwich,” “Real Fruit,” “Honey Hill” and “Northern Lights”), and together with the remedies against infringements thereof and rights to protections of interests therein under the laws of all jurisdictions associated therewith (the “Assigned Trademarks”); (ii) all Formulations, Specifications and Processing Instructions; (iii) Trade Secrets related exclusively to the Products (the “Assigned Trade Secrets”); and (iv) Copyrights and Intellectual Property licenses exclusively related to the Products (collectively, with the Assigned Trademarks, the Formulations, Specifications, Processing Instructions, and the Assigned Trade Secrets, the “Assigned Intellectual Property”);

(f) all existing product literature, advertising materials, marketing and promotional materials, studies and reports and similar materials, to the extent such materials are in the Sellers’ possession, related to the Products; provided, however, that such materials shall not include any materials subject to Sellers’ right to maintain the attorney-client privilege; and provided further that Sellers may retain copies of the foregoing to the extent that Sellers are required by law to retain the same;

(g) a list of all entities who purchase Products as of the Closing Date (“Customers,” each, a “Customer”), which also sets forth (i) sales by Customer and by SKU for 2006 and January 1, 2007 through the Closing Date, (ii) a price list as of the Closing Date for each of the Products by Customers, (iii) a list of all suppliers of ingredients for the Products specifying the type of ingredients each such supplier supplies, and prices at which such ingredients are purchased from such suppliers; provided that Sellers shall provide such list to Purchaser, at the Closing, and shall also provide to Purchaser, at the Closing, a schedule of existing commitments to promotions agreed with Customers and all other similar commitments to Customers then in effect;

(h) all Tangible Assets;

(i) all Business Records;

(j) any other information that will enable Purchaser to effectively exploit the Products as may reasonably and legally be provided to Purchaser;

(k) all of Sellers’ right, title and interest in the UPC codes for the Products;

(l) known retailer authorizations for the Products as of the Closing Date; and

(m) all Permits exclusively related to the Purchased Assets from any Governmental Entity that are transferable.

2.3 Assumption of Liabilities.

(a) Subject to and upon the terms and conditions of this Agreement, effective as of the Closing, Purchaser agrees to assume from Sellers and to pay, perform and discharge according to their terms all of the following liabilities and obligations of Sellers (the “Assumed Liabilities”):

(i) in accordance with Section 2.6 hereof, Purchaser’s portion of all Transfer Taxes, and the portion of any real or personal property Taxes (or similar Taxes) relating to the Purchased Assets, whenever assessed, attributable to the period beginning immediately after the Closing, determined on a per diem basis;

(ii) all Accounts Payable; and

(iii) liabilities and obligations (including Taxes) related to the Purchased Assets arising from and after the Closing other than liabilities and obligations described in Section 2.3(c)(iii) hereof.

(b) Nothing herein shall be deemed to deprive Purchaser of any defenses, set-offs or counterclaims which Sellers may have had or which Purchaser shall have with respect to any of the Assumed Liabilities (the “Defenses and Claims”). Upon Purchaser’s reasonable request, Sellers agree to assign, transfer and convey to Purchaser any Defenses and Claims and agree to cooperate with Purchaser to maintain, secure, perfect and enforce such Defenses and Claims, including the execution of any documents, the giving of any testimony or the taking of any such other action as is reasonably requested by Purchaser in connection with such Defenses and Claims. In the event Sellers fail to assign, transfer or convey any such Defenses and Claims, or fail to reasonably cooperate with Purchaser in maintaining, securing, perfecting and enforcing such Defenses and Claims, Sellers shall indemnify Purchaser against any losses or damages arising out of such failure.

(c) Purchaser does not assume, and Sellers do not transfer or assign, any liabilities or obligations, whether or not related to the Business, and whether presently fixed and determined, contingent or otherwise, other than the Assumed Liabilities to be expressly assumed by Purchaser pursuant to Section 2.3(a) hereof and the liabilities of Purchaser under the Co-Pack Agreement. All such liabilities and obligations not expressly assumed by Purchaser (“Excluded Liabilities”) shall remain liabilities of Sellers, which shall be solely liable to perform and discharge such liabilities and obligations. Excluded Liabilities shall include, without limitation, the following:

(i) any liabilities or obligations related to any of the Purchased Assets or the operation of the Business prior to the Closing other than those liabilities and obligations described in Section 2.3(a) hereof and Taxes as set forth in Section 2.6 hereof;

(ii) any liabilities or obligations with respect to Sellers’ employees; and

(iii) except for those products manufactured by Sellers under the Co-Pack Agreement on behalf of Purchaser pursuant to Purchaser’s specifications, any liabilities or obligations for claims based on product liability related to any Products manufactured by or on behalf of Sellers.

2.4 Payment of Total Consideration.

(a) In consideration for the purchase of the Purchased Assets, Purchaser shall pay to Sellers the Purchase Price and assume the Assumed Liabilities.

(b) Sellers shall cause to be prepared and delivered to the Purchaser a statement (setting out in specific detail each of the items set forth therein) of the Accounts Receivable to be included in the Purchased Assets and the Accounts Payable to be included in the Assumed Liabilities. The Accounts Receivable amount set forth in the statement shall be the “Estimated Accounts Receivable Amount.” Upon receipt of the statement, Purchaser shall be given reasonable access to all of Sellers’ books and records relating to such statement. Prior to the Closing, Purchaser and Sellers shall agree on any adjustments, if any, to the Estimated Accounts Receivable Amount and the Accounts Payable amount set forth on the statement delivered by Sellers and shall agree to and approve a final statement of the amount of the Accounts Receivable to be included in the Purchase Price (the “Accounts Receivable Amount”) and the amount of the Accounts Payable.

(c) Sellers shall cause to be prepared and delivered to the Purchaser a statement (setting out in specific detail each of the items set forth therein) of the Inventory to be included in the Purchased Assets. The Inventory amount set forth in the statement shall be the “Estimated Inventory Amount.” Upon receipt of the statement, Purchaser shall be given reasonable access to all of Sellers’ books and records relating to such statement. Prior to the Closing, Purchaser and Sellers shall agree on any adjustments, if any, to the Estimated Inventory Amount set forth on the statement delivered by Sellers and shall agree to and approve a final statement of the amount of the Inventory to be included in the Purchase Price (the “Inventory Amount”).

2.5 Tax Allocation. The Purchase Price and the Assumed Liabilities shall be allocated in their entirety among the Purchased Assets in accordance with Section 1060 of the Code. Purchaser shall prepare and deliver to the Sellers, for the Seller’s review, an allocation schedule setting forth Purchaser’s determination of the allocation of the Purchase Price (the “Allocation Schedule”) within 120 days after the Closing Date, which shall be subject to the Sellers’ reasonable and timely approval. If Sellers reasonably believe that the Allocation Schedule delivered by Purchaser cannot be supported, Purchaser and Sellers shall cooperate in good faith to resolve such dispute and modify the Allocation Schedule accordingly. Purchaser and Sellers agree to file all Tax Returns (including, without limitation, IRS Form 8594) consistent with the Allocation Schedule and further agree not to take any position inconsistent therewith for any Tax purpose.

2.6 Taxes.

(a) Sellers and Purchaser shall each be responsible for fifty percent (50%) of any and all Transfer Taxes up to $100,000; thereafter, Purchaser shall be responsible for any and all Transfer Taxes in excess of $100,000. The party that is responsible under applicable law for preparing and filing a Transfer Tax Return (the “Paying Party”) shall prepare and timely file such Tax Return, and shall timely remit amounts due under such Tax Return to the appropriate Tax authority. The Paying Party shall permit the other party (the “Reimbursing Party”) to review and comment on the Transfer Tax Return prior to filing and shall make such changes as are reasonably requested by the Reimbursing Party. The Paying Party shall pay the Taxes shown on such Tax Return and the Reimbursing Party shall reimburse the Paying Party for its share of such Transfer Taxes by wire transfer of immediately available funds no later than five (5 days) after receipt of written notice (or notice delivered by electronic communication) from the Paying Party that any such Transfer Tax has been paid to the applicable Governmental Entity. To the extent that the amount of Transfer Taxes is later determined as a result of an audit by a Tax authority or claim for refund to be different than the amount shown on any Tax Return then, if the amount determined to be due is greater, the Reimbursing Party shall promptly pay to the Paying Party, and if the amount determined to be due is less, the Paying Party shall promptly reimburse the Reimbursing Party, for its share of any such difference; provided that any refunds of such Transfer Taxes received by either party shall first be applied to the first $100,000 in Transfer Taxes paid by Sellers and Purchaser and thereafter to the Transfer Taxes in excess of $100,000 paid by Purchaser. The parties shall cooperate to the extent reasonably requested to minimize the imposition of Transfer Taxes, including but not limited to Purchaser providing a resale certificate with respect to the Inventory. After Sellers have paid in the aggregate $50,000 of Transfer Taxes, each Seller shall no longer be a Reimbursing Party for purposes of this Section 2.6(a).

(b) With respect to any real or personal property Taxes (or other similar Taxes) relating to the Purchased Assets for which Tax Returns have been filed by Sellers prior to the Closing Date, and such Tax Returns cover a taxable period ending after the Closing Date (a “Straddle Period”), Purchaser shall pay Sellers at Closing the portion of any such Taxes shown to be due on such Tax Returns attributable to any Tax period (or portion thereof) beginning immediately after the Closing, determined on a per diem basis, and Sellers shall timely remit the full amount of such Taxes to the appropriate Tax authority. With respect to any real or personal property Taxes (or other similar Taxes) attributable to the Purchased Assets for which Tax

Returns have not been filed prior to the Closing Date, and such Tax Returns cover a Straddle Period, Purchaser shall prepare and timely file, and shall timely make all payments required with respect to, any such Tax Returns; provided, however, that Sellers will promptly reimburse Purchaser upon receipt of a copy of the filed Tax Return to the extent any payment made by Purchaser is attributable to any Tax period (or portion thereof) ending on or before the Closing Date, determined on a per diem basis. To the extent that the amount of any such real or personal property Taxes (or other similar Taxes) is later determined as a result of an audit by a Tax authority or claim for refund to be different than the amount shown on any such Tax Return, Purchaser shall promptly pay to Seller, or Seller shall promptly pay to Purchaser, as applicable, such party’s respective share of any such difference. If the amount shown as payable on any Tax Return described in this Section 2.6(b) exceeds $10,000, Purchaser and Sellers shall each permit the other to review and comment on any such Tax Return prior to filing and shall make such changes to such Tax Return as are reasonably requested by the other party.

2.7 Unassignable Assets. [REDACTED]

ARTICLE III

THE CLOSING

3.1 The Closing. The Closing shall take place at the offices of Ellenoff Grossman & Schole, LLP, 370 Lexington Avenue, New York, New York, or at such other location as Sellers and Purchaser may agree, at 1:00 p.m., New York City Time, on the Closing Date.

3.2 Instruments of Transfer and Sale. At the Closing, Sellers shall deliver to Purchaser and/or its designated Affiliates such bills of sale, endorsements, assignments and other good and sufficient instruments of transfer, conveyance and assignment, in form customary for such transactions and reasonably satisfactory to Purchaser’s counsel, as shall be necessary to vest in Purchaser and/or its designated Affiliates good title to the Purchased Assets, free and clear of all Encumbrances, except Permitted Encumbrances.

3.3 Delivery. Sellers shall deliver the Inventory FOB to Purchaser at the facilities set forth on Schedule 1.29. After the Closing, liability for expenses related to packaging and moving such assets shall be borne by Purchaser.

3.4 Purchase Price. At the Closing, Purchaser and/or its designated Affiliates shall (i) deliver the sum of (A) $13,888,000, (B) the Accounts Receivable Amount and (C) the Inventory Amount to Sellers by wire transfer to the bank account or bank accounts per the wire instructions provided to Purchaser two (2) Business Days prior to the Closing Date; (ii) deliver the amount of $1,037,000 (the “Escrow Funds”) to the escrow in accordance with the Escrow Agreement; and (iii) deliver instruments of assumption in form and substance reasonably satisfactory to Sellers and their counsel.

3.5 Other Documents. Each party shall deliver to the other at the Closing such other documents, certificates, schedules, agreements and instruments required by this Agreement to be delivered at such time.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLERS

Subject to and except for the information which is set forth on a list of exceptions, identified by the Section of this Article IV to which they pertain and contained in the Sellers Disclosure Schedule, Sellers hereby represent and warrant to Purchaser as of the Closing as follows:

4.1 Organization. Each Seller is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has the requisite corporate power to own, lease and operate its properties and to conduct its business as it is currently being conducted. Each Seller is duly qualified or licensed to do business as a foreign corporation in each jurisdiction in which the failure to be so qualified or licensed would have a material adverse effect on the Business or the Purchased Assets.

4.2 Subsidiaries. Sellers do not own any equity interest, directly or indirectly, in any corporation, partnership, limited liability company, joint venture, business, trust or other entity, whether or not incorporated, which is engaged in any aspect of the Business.

4.3 Authorization. This Agreement and all of the Ancillary Documents to which each Seller is or will be a party have been, or upon their execution and delivery hereunder will have been, duly and validly executed and delivered by such Seller and constitute, or will constitute, valid and binding agreements of such Seller, enforceable against such Seller in accordance with their respective terms. Each Seller has the requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Documents to which such Seller is or will be a party and, at the time of the Closing, will have the requisite corporate power and authority to carry out the transactions contemplated by this Agreement and the Ancillary Documents. The execution, delivery and performance by each Seller of this Agreement and the Ancillary Documents have been duly and validly approved and authorized by such Seller’s Board of Directors. No approval of either Seller’s stockholders or the stockholders of Coolbrands is required to effect the transactions contemplated by this Agreement or the Ancillary Documents.

4.4 No Conflicts; Consents. The execution and delivery by each Seller of this Agreement and the Ancillary Documents to which such Seller is or will be a party do not, and the consummation of the transactions contemplated hereby and thereby and compliance by such Seller with the provisions hereof and thereof will not, contravene, conflict with, result in a breach of, constitute a default (with or without notice or lapse of time, or both) under or violation of, or result in the creation of any charge or Encumbrance pursuant to, (i) any provision of the articles or certificate of incorporation or bylaws of such Seller, (ii) any judgment, order, decree, rule, law or regulation of any court or Governmental Entity applicable to such Seller or to any of the Products or Purchased Assets, or (iii) any provision of any agreement, instrument or understanding to which such Seller is a party or by which such Seller is bound or any of the Products or Purchased Assets are affected, nor will such actions give to any other person or entity any interests or rights of any kind, including rights of termination, acceleration or cancellation, in or with respect to any of the Purchased Assets, or result in the creation of any Encumbrance on any of the Purchased Assets. Except as set forth on Schedule 4.4, no consent, approval, order or authorization of, or registration, declaration or filing with, any third party or any Governmental Entity is required to be obtained on the part of Sellers to permit the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, except for such consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not prevent or materially alter or delay any of the transactions contemplated by this Agreement or be reasonably likely to have a material adverse effect on Sellers. All consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any third party or any Governmental Entity referenced on Schedule 4.4 shall have been obtained on or prior to the Closing.

4.5 Title to Purchased Assets. Except as set forth in Schedule 4.5, Sellers have, or as of the Closing will have, good and marketable title to all of the Purchased Assets. No financing statement under the Uniform Commercial Code with respect to any of the Purchased Assets is active in any jurisdiction, and neither Seller has signed any such active financing statement or any security agreement authorizing any secured party thereunder to file any such financing statement against any of the Purchased Assets. Except for the Assigned Intellectual Property, there is no intangible property of Sellers or their Affiliates relating to the manufacturing, packaging and distribution of the Products. The UPC codes and Tangible Assets are being sold “as is” and Purchaser acknowledges and agrees that, except as expressly set forth herein, Sellers make no express or implied representations or warranties as to the availability for use of the UPC codes or the condition or suitability for use of the Tangible Assets. Notwithstanding the foregoing, there does not now exist and should not at the Closing Date exist any condition which interferes with the use of the Tangible Assets in the manner used by Sellers prior to the Closing Date. Except as set forth in Schedule 4.5, at the Closing, Sellers will sell, convey, assign, transfer and deliver to Purchaser good, valid and marketable title and all the Sellers’ right and interest in and to all of the Purchased Assets, free and clear of any Encumbrances except for Permitted Encumbrances.

4.6 Litigation. There is no existing private or governmental action, suit, proceeding, claim, arbitration or, to Sellers’ knowledge, any investigation pending before any Governmental Entity, foreign or domestic, or, to Seller’s knowledge, threatened against Sellers or any of their properties or any of its officers or directors (in their capacities as such) that relate to the Products or any of the Purchased Assets. There is no judgment, decree or order against Sellers, or, to Seller’s knowledge, any of their respective directors or officers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a material adverse effect on the Products or Purchaser’s use and operation of the Purchased Assets on the same basis as used and operated by Sellers prior to the Closing. All litigation to which Sellers are a party (or, to the knowledge of Sellers, threatened to become a party) related to the Products or the Purchased Assets is described in Schedule 4.6.

4.7 Inventory. The Inventory (a) will be of good quality, (b) is usable and saleable in the ordinary course and merchantable and fit for the purpose for which it was procured or manufactured, (c) meets applicable manufacturing specifications, requirements of applicable law, and Sellers’ customers’ policies on shelf life and “sell by dates,” and is suitable for use, and (d) will not be spoiled, damaged or contaminated.

4.8 Intellectual Property.

(a) Sellers own and have good and marketable title to all Assigned Intellectual Property. The Assigned Intellectual Property collectively constitutes all of the Intellectual Property necessary (a) to enable Sellers to manufacture, market, sell and license the current Products, and (b) for Purchaser to conduct the Business in the same manner as it was conducted by Sellers as of immediately prior to the Closing, including the manufacturing, packaging and distribution of the Products.

(b) Schedule 4.8(b) contains a complete list and brief description of the following with respect to each item of Assigned Intellectual Property:

(i) any of the following owned by Sellers: all issued patents and patent applications, all Assigned Trademarks, all registered Copyrights and all pending Copyright registrations, including the jurisdictions in which each such item of Intellectual Property has been issued or registered or in which any such application for such issuance and registration has been filed;

(ii) all agreements under which Sellers have granted to any third party any license or other right to any Assigned Intellectual Property, including any rights to resell, distribute or sublicense a Product or any agreements to manufacture Products, indicating whether such arrangement is exclusive or non-exclusive; and

(iii) all licenses of Intellectual Property from any third party (excluding off-the-shelf software licenses).

(c) Except as set forth in Schedule 4.8(c), to Sellers’ knowledge, there is no unauthorized use, disclosure, infringement or misappropriation of any Assigned Intellectual Property, including any Intellectual Property of a third party that is Assigned Intellectual Property, by any third party, including any employee or former employee of Sellers. Sellers have not brought a proceeding alleging infringement of Assigned Intellectual Property or breach of any license or agreement involving Assigned Intellectual Property against any third party. Except as set forth in Schedule 4.8(c), there is no proceeding pending nor to Sellers’ knowledge threatened, nor has any claim or demand been made alleging Sellers’ infringement of Intellectual Property of a third party as it relates to the Assigned Intellectual Property or the Products or Sellers’ breach of any license or agreement involving Intellectual Property of a third party as it relates to the Assigned Intellectual Property or the Products.

(d) Sellers have not entered into any agreement to indemnify any other person against any charge of infringement of any Assigned Intellectual Property.

(e) There are no royalties, fees or other payments payable by Sellers to any Person by reason of the ownership, use, sale or disposition of any Assigned Intellectual Property.

(f) Sellers are not in breach of any material term of any license, sublicense, agreement to manufacture or other agreement relating to the Assigned Intellectual Property. Neither the execution, delivery or performance of this Agreement or any Ancillary Documents nor the consummation of the transactions contemplated by this Agreement will contravene, conflict with or result in any limitation on the Purchaser’s right to own or use any Assigned Intellectual Property.

(g) To Sellers’ knowledge, all registered Assigned Trademarks and registered Copyrights relating to the Assigned Intellectual Property and the Products, and all patents owned by Sellers relating thereto, are valid and subsisting. All maintenance and annual fees currently due have been fully paid and all fees paid during prosecution and after issuance of any patent comprising or relating to the Assigned Intellectual Property and the Products have been paid on time in the correct entity status amounts. Except as set forth in Schedule 4.8(g), there is no proceeding pending nor, to Sellers’ knowledge, threatened, nor has any claim or demand been made, that challenges the legality, validity, enforceability or ownership of any item of Assigned Intellectual Property.

(h) Except as set forth in Schedule 4.8(h), Sellers are not infringing, misappropriating or making unlawful use of any Intellectual Property owned by any third party as it relates to the Products. Except as set forth in Schedule 4.8(h), Sellers have not received any written notice of any actual, alleged, possible or potential infringement, misappropriation or unlawful use by Sellers of any Intellectual Property owned by any third party as it relates to the Products, nor is there any proceeding pending or, to Sellers’ knowledge threatened, that alleges a claim of infringement by Sellers of any Intellectual Property of any third party as it relates to the Products.

(i) No current or former officer, director, stockholder, employee, consultant or independent contractor has any right, claim or interest in or with respect to any Assigned Intellectual Property.

(j) Sellers have taken commercially reasonable and customary measures and precautions to protect and maintain the confidentiality of all Assigned Intellectual Property (except such Assigned Intellectual Property whose value would be unimpaired by public disclosure) and otherwise to maintain and protect the full value of all Assigned Intellectual Property. Except as set forth in Schedule 4.8(j), all disclosure or, to Sellers’ knowledge, use or appropriation of Assigned Intellectual Property not otherwise protected by patents, patent applications or copyright (“Confidential Information”) owned by Sellers to a third party has been pursuant to the terms of a written agreement between Sellers and such third party.

(k) A complete list of each of the Products, together with a brief description of each, is set forth in Schedule 1.37.

(l) Sellers are not subject to any proceeding or outstanding decree, order, judgment or stipulation restricting in any manner the use, transfer or licensing of any Assigned Intellectual Property by Sellers, or which may affect the validity, use or enforceability of such Assigned Intellectual Property. Sellers are not subject to any agreement that restricts in any material respect the use, transfer, delivery or licensing by Sellers of the Assigned Intellectual Property or Products, except for agreements relating to third party Intellectual Property and exclusive license agreements with respect to Assigned Intellectual Property.

4.9 Financial Information. Sellers have provided unaudited financial statements for the Foodservice Business for the fiscal year ended August 31, 2006 (the “Financial Statements”). The Financial Statements have been prepared on a consistent basis throughout the periods indicated. The Financial Statements fairly present the financial condition and operating results of the Foodservice Business as of the dates, and for the periods, indicated therein, subject to normal year-end audit adjustments and the addition of notes.

4.10 Accounts Receivable. The Accounts Receivable are valid and genuine, have arisen solely out of bona fide sales and deliveries of Products and other business transactions in the ordinary course of business consistent with past practices in each case with persons other than Affiliates, are not subject to any prior assignment, lien or security interest, and are not subject to valid defenses, set-offs or counter claims. The Accounts Receivable are collectible in accordance with their terms at their recorded amounts.

4.11 Compliance with Laws and Regulations; Governmental Licenses, Etc.

(a) Each Seller is in compliance in all material respects with all statutes, laws, rules and regulations with respect to or affecting the Products or the Purchased Assets and which could reasonably be expected to affect Purchaser’s manufacturing, packaging and distribution of the Products or Purchaser’s use and enjoyment of the Purchased Assets from and after the Closing, including, without limitation, laws, rules and regulations of the U.S. Food and Drug Administration and those relating to anticompetitive or unfair pricing or trade practices, false advertising and consumer protection. Neither Seller is subject to any order, injunction or decree issued by any Governmental Entity which could impair the ability of Sellers to consummate the transactions contemplated hereby or which could adversely affect Purchaser’s manufacturing, packaging and distribution of the Products or Purchaser’s use and enjoyment of the Purchased Assets from and after the Closing.

(b) Schedule 4.11 contains a list of all material Permits required from Governmental Entities in order to permit Sellers to own and operate the Purchased Assets and to manufacture, package and distribute the Products. All of such Permits, approvals and authorizations are currently valid and in full force and effect and Sellers are operating in material compliance therewith. To the extent transferable under applicable law, all such Permits will be available and assigned to Purchaser at the Closing.

4.12 Warranty and Other Claims. All of the Products manufactured, sold and delivered by Sellers prior to the Closing have conformed in all material respects with all applicable contractual commitments and all express and implied warranties, and Sellers have no material liability (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due) for replacement or repair thereof or other damages in connection therewith. Sellers have no liability (and, to Sellers’ knowledge, there is no reasonably meritorious basis for, or threat of, any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against Sellers reasonably expected to give rise to any liability) arising out of any injury to individuals or property as a result of the ownership, possession or use of any Product manufactured, sold or delivered by Sellers or any subsidiary or other Affiliate of Sellers prior to the Closing Date.

4.13 Contracts.

(a) Schedule 2.2(d) contains a complete and accurate list of all Assigned Contracts. Sellers have delivered to Purchaser current and complete copies of the documents constituting all Assigned Contracts (or, in the case of oral contracts, accurate descriptions thereof). Except for such Assigned Contracts, there are no contracts or agreements (written or verbal) (a) exclusively relating to the Purchased Assets; or (b) relating to the Purchased Assets involving the manufacturing, packaging or distribution of the Products, except marketing and advertising services and agreements with suppliers for commodities. Except as otherwise specified on Schedule 4.13(a), each written Assigned Contract is a valid and binding obligation of Integrated Brands or Eskimo Pie, as the case may be, and, to Sellers’ knowledge, of each other party thereto in accordance with its respective terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Each Seller or one of their respective Affiliates, has performed all material obligations required to be performed by it to date under the Assigned Contracts, and neither Sellers nor any of their respective Affiliates, nor, to Sellers’ knowledge, any other party to such Assigned Contracts, is (with or without the lapse of time or the giving of notice, or both) in material breach or default thereunder.

(b) There are no material unresolved claims or disputes between Sellers and any of the principal vendors or suppliers of the Business, and none of such persons has advised Sellers of its intention to cease doing business with Sellers, or with Purchaser following the Closing Date, whether as a result of the transactions contemplated hereunder or otherwise.

(c) Each accepted and unfilled order entered into by Sellers for the sale, license or lease or other disposition by Sellers of Products was made in the ordinary course of business.

4.14 Customers and Distributors. Schedule 4.14 contains a complete and accurate list of the twenty (20) largest Customers of the Products for the Foodservice Business and the Frozen Novelty Business during the fiscal year ended August 31, 2006, showing, with respect to each, the name and address and dollar volume involved and Products by SKU bought or sold (collectively, the “Major Customers”). Schedule 4.14 shall also contain the name and address of the distributors for the Products (the “Distributors”), locations and the associated dollar volumes for Products sold to each Distributor. To Sellers’ knowledge, no Major Customer or Distributor has any plan or intention to terminate, cancel or otherwise materially and adversely modify its relationship with Sellers or to decrease materially or limit its services to Sellers or its usage, purchase or distribution of the Products, in each case to the extent related to the Purchased Assets and the Products. Sellers are not engaged in any material dispute with any Major Customer or Distributor with respect to the Purchased Assets or the Products.

4.15 Absence of Liabilities. Sellers do not have any liabilities of any nature (matured or unmatured, fixed or contingent) with respect to which Purchaser will become liable hereunder, except for the Assumed Liabilities and those liabilities for which Purchaser agrees to be responsible under the Co-Pack Agreement.

4.16 Insurance. Each Seller has fire, casualty and other insurance policies, with extended coverage, sufficient in amount to allow it to replace any of the Purchased Assets which might be damaged or destroyed or sufficient to cover liabilities to which such Seller may reasonably become subject, on both a per-occurrence and an aggregate basis, consistent with industry practice. There is no default or event that could give rise to a default under any such policy.

4.17 Brokers. There is no broker or other person who would have any valid claim against Purchaser for a finder’s fee or broker’s fee or commission in connection with this Agreement or the transactions contemplated hereby as a result of any agreement, understanding or action by or on behalf of Sellers or any of their Affiliates. Sellers shall be solely responsible for all fees and expenses of any broker, finder or other person engaged by or on behalf of them or their Affiliates or otherwise claiming through them in connection with the transactions contemplated by this Agreement.

4.18 Accuracy of Material Facts; Copies of Materials. No representation, warranty or covenant of Sellers contained in this Agreement or in any Ancillary Document contains or shall contain any untrue statement of a material fact or omits to state material facts necessary in order to make the statements contained therein not misleading. Sellers have delivered to Purchaser true and complete copies of each contract, agreement, license, lease and similar document (or, if oral summaries of same) referred to in any Schedule hereto or included in the Purchased Assets.

4.19 Solvency. Each Seller is and, immediately after giving effect to the transactions contemplated hereby will be, Solvent.

4.20 No Other Representations and Warranties. Except for the representations and warranties contained in this Article IV, neither Integrated Brands nor Eskimo Pie nor any of their respective agents, Affiliates or representatives, nor any other person, makes or shall be deemed to make any representation or warranty to Purchaser, expressed or implied, at law or in equity, on behalf of Sellers, and Sellers hereby disclaim any such representation or warranty whether by Sellers or any of their respective officers, directors, employees, agents or representatives or any other person, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to Purchaser or any of its respective officers, directors, employees, agents or representatives or any other person of any documentation or other information by Sellers or any of their respective officers, directors, employees, agents or representatives or any other person with respect to any one or more of the foregoing; provided, however, that the limitations set forth in this Section 4.20 shall not affect any representations or warranty expressly made in any Ancillary Documents.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

5.1 Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power to own, lease and operate its properties and to conduct its business as it is currently being conducted. Purchaser is duly qualified or licensed to do business as a foreign corporation in each jurisdiction in which failure to be so qualified or licensed would have a material adverse effect on Purchaser.

5.2 Authorization. This Agreement and all of the Ancillary Documents to which Purchaser is or will be a party have been, or upon their execution and delivery hereunder will have been, duly and validly executed and delivered by Purchaser and constitute, or will constitute, valid and binding agreements of Purchaser, enforceable against Purchaser in accordance with their respective terms. Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Documents to which Purchaser is or will be a party and, at the time of the Closing, will have the requisite corporate power and authority to carry out the transactions contemplated by this Agreement and the Ancillary Documents. The execution, delivery and performance by Purchaser of the Agreement and the Ancillary Documents have been duly and validly approved and authorized by Purchaser’s Board of Directors. No approval of Purchaser’s stockholders is required to effect the transactions contemplated by this Agreement or the Ancillary Documents.

5.3 No Conflicts; Consents. The execution and delivery by Purchaser of this Agreement and the Ancillary Documents to which Purchaser is or will be a party do not, and the consummation of the transactions contemplated hereby and compliance by Purchaser with the provisions hereof and thereof will not, contravene, conflict with, result in a breach of, constitute a default (with or without notice or lapse of time, or both) under or violation of, or result in the creation of any charge or Encumbrance pursuant to, (i) any provision of the Certificate of Incorporation or Bylaws of Purchaser, (ii) any judgment, order, decree, rule, law or regulation of any court or Governmental Entity applicable to Purchaser, or (iii) any provision of any agreement, instrument or understanding to which Purchaser is a party or by which Purchaser is bound. No consent, approval, order or authorization of, or registration, declaration or filing with, any third party or any Governmental Entity is required to be obtained on the part of Purchaser to permit the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, except for such consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not prevent or materially alter or delay any of the transactions contemplated by this Agreement or be reasonably likely to have a material adverse effect on Purchaser.

5.4 Accuracy of Material Facts. No representation, warranty or covenant of Purchaser contained in this Agreement, the Ancillary Documents or in any written statement delivered pursuant hereto or in materials delivered to Sellers in connection with the transactions contemplated hereby contains or shall contain any untrue statement of a material fact or omits to state material facts necessary in order to make the statements contained therein not misleading.

5.5 Brokers. There is no broker or other person who would have any valid claim against Sellers for a finder’s fee or broker’s fee or commission in connection with this Agreement or the transactions contemplated hereby as a result of any agreement, understanding or action by or on behalf of Purchaser or any of its Affiliates. Purchaser shall be solely responsible for all fees and expenses of any broker, finder or other person engaged by or on behalf of it or its Affiliates or otherwise claiming through it in connection with the transactions contemplated by this Agreement.

5.6 Solvency. Purchaser is, and immediately after giving effect to the transactions contemplated hereby will be, Solvent.

ARTICLE VI

COVENANTS OF SELLERS

6.1 Regulatory Approvals. Sellers will execute and file, or join in the execution and filing, of any application or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Entity that may be reasonably required, or that Purchaser may reasonably request, in connection with the consummation of the transactions contemplated by this Agreement. Seller will use commercially reasonable efforts to obtain all such authorizations, approvals and consents.

6.2 Consent of Third Parties. Sellers shall use commercially reasonable efforts to obtain the consent in writing of all third persons, if any, necessary to permit Sellers to assign and transfer all of the Purchased Assets (including, but not limited to, the Assigned Contracts) to Purchaser, free and clear of all Emcumbrances, including without limitation those consents listed on Schedule 4.4 hereto.

6.3 Discharge of Excluded Liabilities. Sellers shall pay, perform and discharge, according to their terms, and indemnify and hold Purchaser and its Affiliates harmless from the Excluded Liabilities.

6.4 Bulk Sales. Purchaser hereby waives compliance with applicable bulk transfer or similar laws, if any, and Sellers hereby jointly and severally indemnify and hold harmless Purchaser from any liabilities and obligations arising from claims made by third persons under applicable bulk sales or similar laws, if any, applicable to the transactions contemplated in this Agreement.

ARTICLE VII

COVENANTS OF PURCHASER

7.1 Regulatory Approvals. Purchaser will execute and file, or join in the execution and filing, of any application or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Entity that may be reasonably required, or that Sellers may reasonably request, in connection with the consummation of the transactions contemplated by this Agreement. Purchaser will use commercially reasonable efforts to obtain all such authorizations, approvals and consents.

7.2 Consent of Third Parties. Purchaser will use commercially reasonable efforts to obtain the required written consents and authorizations of all third persons and to make all filings with, and give all notices to, third persons which may be necessary or reasonably required on its part in order to effect the transactions contemplated hereby.

7.3 Discharge of Assumed Liabilities. Subject to and upon the terms and conditions of this Agreement, Purchaser shall pay, perform and discharge, according to their terms, the Assumed Liabilities.

ARTICLE VIII

MUTUAL COVENANTS

8.1 Confidentiality.

(a) Purchaser acknowledges that all information provided to it by Sellers or their respective Affiliates, agents and representatives is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated by reference herein. Effective upon, and only upon, the Closing, the Confidentiality Agreement will terminate only with respect to information provided to Purchaser and/or its Affiliates that relates to the Products or is included in or is related to the Purchased Assets and the Assumed Liabilities (the “Excluded Information”); and Purchaser acknowledges that any and all information provided to it by either Seller or their respective Affiliates, agents and representatives (other than the Excluded Information) shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing Date.

(b) Each Seller acknowledges that all information provided to it by Purchaser or its Affiliates, agents and representatives (the “Purchaser Confidential Information”) shall be subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference, to the same extent as if the Purchaser Confidential Information were “Confidential Information” as such term is defined in the Confidentiality Agreement. In accordance with the Confidentiality Agreement, each Seller shall keep secret and retain in strictest confidence, and shall not use for the benefit of itself or others, all information relating to the Products or included in or exclusively related to the Purchased Assets and the Assumed Liabilities, including Formulations, Specifications, know-how, trade secrets, customer lists, details of customer or supplier contracts, pricing policies, marketing plans or strategies, product development plans, inventions and research projects relating to the Products, the Purchased Assets and the Assumed Liabilities and shall not disclose such information to anyone other than Purchaser except as required by law, for Tax purposes or with Purchaser’s express written consent.

8.2 Publicity. Except as may otherwise be required by applicable law, rule or regulation of any Governmental Entity or other entity having authority over a party or the transactions contemplated hereby, neither party shall make or cause to be made any public announcements in respect of this Agreement or the transactions contemplated herein or otherwise communicate with any news media without the prior written consent of the other party. On and prior to the Closing Date, Purchaser and Sellers shall advise and confer with each other prior to the issuance of any reports, statements or releases concerning this Agreement (including the exhibits hereto) and the transactions contemplated herein. Neither Purchaser nor Sellers will make any public disclosure prior to the Closing or with respect to the Closing unless both parties agree on the text and timing of such public disclosure, except as required by applicable law, rule or regulation of any Governmental Entity or other entity having authority over a party or the transactions contemplated hereby. Nothing contained in this Section shall prevent any party at any time from furnishing any information pursuant to the requirements of any Governmental Entity.

8.3 Books and Records. If, in order properly to prepare documents required to be filed with Governmental Entities (including Tax authorities) or its financial statements, it is reasonably necessary that any party hereto or any successors be furnished with additional information relating to the Purchased Assets, the Assumed Liabilities or the Business, and such information is in the possession of any other party hereto, such party agrees to use commercially reasonable efforts to promptly furnish such information to the party needing such information, at the cost and expense of the party being furnished such information, provided that neither party shall be obligated to furnish information if such disclosure would, in the reasonable judgment of legal counsel to such party, constitute a waiver of the attorney-client privilege. From and after the date of this Agreement and continuing beyond the Closing, Sellers shall cooperate with Purchaser and provide to Purchaser at Purchaser’s expense all financial information that may be reasonably required to enable Purchaser to comply with all applicable laws, rules and regulations, and any governmental filing requirements, with respect to reporting and reflecting the transactions contemplated by this Agreement.

ARTICLE IX

CLOSING DELIVERABLES

9.1 Closing Deliverables of Purchaser. On the Closing Date, unless waived in writing by Sellers, Purchaser shall deliver to Sellers:

(a) A certificate, dated the Closing Date and signed by the President or a Vice President of Purchaser, stating that all of the representations and warranties of Purchaser set forth in Article V hereof shall be true on and as of the Closing Date, except to the extent that the failure of any such representation or warranty to be true and correct on and as of the Closing Date, individually or in the aggregate, would not be reasonably likely to have a material adverse effect on Purchaser, or a material adverse effect upon the consummation of the transactions contemplated hereby.

(b) A certificate, dated the Closing Date and signed by the President or a Vice President of Purchaser, stating that all of the terms, covenants and conditions of this Agreement to be complied with and performed by Purchaser at or prior to the Closing shall have been duly complied with and performed in all material respects.

(c) Certificates of the Secretary or an Assistant Secretary of the Purchaser, dated the Closing Date, (A) as to the incumbency and signatures of the officers of the Purchaser executing this Agreement and the Ancillary Documents, and (B) certifying attached resolutions of the Board of Directors of the Purchaser that authorize the execution, delivery and performance of this Agreement and the Ancillary Documents.

(d) A good standing certificate, dated no more than two (2) Business Days prior to the Closing, of Purchaser.

(e) An opinion of Purchaser’s general counsel, in the form attached hereto as Exhibit C.

(f) An assignment and assumption of obligations agreement.

(g) The Co-Pack Agreement signed by Purchaser.

(h) The Escrow Agreement signed by Purchaser.

9.2 Closing Deliverables of Sellers. On the Closing Date, unless waived in writing by Purchaser, each Seller shall deliver to Purchaser:

(a) A certificate, dated the Closing Date and signed by the CEO, President or a Vice President of such Seller, stating that all the representations and warranties of Sellers set forth in Article IV hereof shall be true on and as of the Closing Date, except to the extent that the failure of any such representation or warranty to be true and correct on and as of the Closing Date, individually or in the aggregate, would not be reasonably likely to have a material adverse effect on the Business or the Purchased Assets, or a material adverse effect upon the consummation of the transactions contemplated hereby.

(b) A certificate, dated the Closing Date and signed by the CEO, President or a Vice President of such Seller, stating that all of the terms, covenants and conditions of this Agreement to be complied with and performed by Sellers at or prior to the Closing shall have been duly complied with and performed in all material respects.

(c) Certificates of the Secretary or an Assistant Secretary of such Seller, dated the Closing Date, (A) as to the incumbency and signatures of the officers of such Seller executing this Agreement and the Ancillary Documents, and (B) certifying attached resolutions of the Board of Directors of such Seller that authorize the execution, delivery and performance of this Agreement and the Ancillary Documents.

(d) A good standing certificate, dated no more than two (2) Business Days prior to the Closing, of such Seller.

(e) Any and all required consents from third parties to the instruments required to allow the consummation of the sale of the Purchased Assets and the other transactions contemplated hereby.

(f) An opinion of counsel to the Sellers, in the form attached hereto as Exhibit D.

(g) A bill of sale for the Purchased Assets.

(h) An assignment and assumption of obligations agreement.

(i) The Co-Pack Agreement signed by Integrated Brands, Inc. and Sugar Creek Foods, Inc.

(j) The Escrow Agreement signed by each Seller.

ARTICLE X

POST-CLOSING MATTERS

10.1 Accounts Receivable. To the extent either Seller receives any payment after the Closing from a Customer on account of an Account Receivable, such Seller shall hold such payment in trust for the benefit of Purchaser and promptly remit such funds to Purchaser.

10.2 Further Assurances of Sellers.

(a) Sellers shall, from time to time, at the reasonable request of Purchaser, and without further consideration, execute and deliver such instruments of transfer, conveyance and assignment in addition to those delivered pursuant to Section 3.2 hereof, and take such other actions, as may be reasonably necessary to assign, transfer, convey and vest in Purchaser, and to put Purchaser in possession of, the Purchased Assets. In the event that any subsidiary or Affiliate of Sellers own or hold rights to any of the Purchased Assets, Sellers covenant and agree to cause each such subsidiary or Affiliate to take whatever action and execute whatever documents as are necessary to implement this Agreement and the Ancillary Documents. From and after the date of the Closing, Sellers agree to convey, transfer, and assign to Purchaser, free and clear of all Encumbrances, any tangible or intangible rights, properties or assets relating to the Purchased Assets then held by Sellers, the conveyance, transfer or assignment of which would have been necessary for the representations and warranties of Sellers herein to be true and correct as of the date of the Closing, or the conveyance, transfer or assignment of which was or is required by the covenants of Sellers contained in this Agreement. Purchaser will be allowed to visually inspect and verify and confirm the condition of the Purchased Assets before crating in accordance with generally accepted standards.

(b) If, after the Closing Date, in order properly to utilize the Purchased Assets, or prepare documents or reports required to be filed with the governmental entities or prepare Purchaser’s financial statements related to the Business or the Purchased Assets, it is reasonably necessary that Purchaser obtain additional information within Sellers’ possession relating to the Business or the Purchased Assets, Sellers shall furnish or cause their respective representatives to furnish such information to Purchaser as promptly as possible. Sellers agree to maintain any and all information and records regarding the Business and its operations necessary to permit Purchaser to calculate the availability to it of Tax credits for increasing research activities under Section 41 of the Code. Seller shall maintain and make available the information and records specified in this Section for a period of three (3) years after the Closing Date.

(c) After the Closing Date, at Purchaser’s reasonable request Sellers will assist Purchaser in the determination of the legitimacy of any product return and warranty claim with respect to Products.

10.3 Further Assurances of Purchaser. Purchaser shall, from time to time at the reasonable request of Sellers, and without further consideration, execute and deliver such instruments of assumption, and take such other action, as may be reasonably necessary to effectively confirm the assumption by Purchaser of the Assumed Liabilities. After the Closing Date, Purchaser will handle all product returns and warranty returns for the Products. All product returns and warranty returns for Products shipped by Sellers prior to the Closing Date shall be an item for which Purchaser may seek indemnification from Sellers pursuant to the provisions of Article XI of this Agreement.

10.4 Use of Intellectual Property.

(a) Immediately after the Closing, Purchaser and/or its designated Affiliates shall grant to Sellers and/or their Affiliates a fully paid-up non-transferable and non-exclusive license to use the “Real Fruit” Trademark (the “Real Fruit Trademark”) solely on those frozen novelty products packaged, marketed and sold by Sellers and/or their Affiliates as of the date hereof, which are listed on Schedule 10.4 attached hereto, during the twelve-month period following the Closing Date. Sellers agree not to alter or modify the Real Fruit Trademark in any manner without the prior written consent of Purchaser and/or its designated Affiliates. Notwithstanding the foregoing, Purchaser and/or its designated Affiliates shall not, as a result of such license, be liable for any obligations, liabilities or commitments in respect of any products sold or shipped by Sellers bearing the Real Fruit Trademark licensed hereunder at any time after the Closing Date.

(b) Sellers recognize that, after the Closing, Purchaser and/or its designated Affiliates is the rightful owner of the Real Fruit Trademark and acknowledge that all goodwill and other rights in the Real Fruit Trademark shall at all times vest absolutely in Purchaser and/or its designated Affiliates. Sellers shall not challenge or dispute (except for disputes confirming Purchaser’s ownership of or right to the Assigned Intellectual Property as of and after the Closing Date) nor assist any third party in challenging or disputing the ownership by Purchaser and/or its designated Affiliates of the Real Fruit Trademark after the Closing Date. Except as expressly contemplated in this Section 10.4, in no event shall Sellers or their Affiliates have any right to use Assigned Intellectual Property related to the “Real Fruit” Trademark or name.

(c) The license for the use of the Real Fruit Trademark is for the benefit of Sellers and/or their Affiliates only. Neither Seller shall sub-license the use of the Real Fruit Trademark licensed hereunder to any third party. Any sub-license in violation of this Section 10.4 shall be of no effect and shall constitute a material breach of this Agreement by Sellers.

(d) Each Seller shall use the same level of care and shall provide the same protections to the Real Fruit Trademark licensed hereunder, in their use thereof in accordance with this Section 10.4, as used and provided by such Seller with respect to such Seller’s own Trademarks.

10.5 Sale of Retained Inventory. Purchaser acknowledges that Sellers have the right to sell the existing inventory of finished-goods Products (but not manufacture additional Products) that is not purchased by Purchaser pursuant to this Agreement.

ARTICLE XI

SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

11.1 Survival of Representations and Warranties. The representations and warranties set forth in this Agreement shall survive the Closing for a period of twelve (12) months after the Closing Date (at which time they shall terminate). After the expiration of such twelve (12) month period, such representations and warranties shall expire and be of no further force and effect unless a claim or claims with respect thereto shall have been asserted under this Article XI prior to the expiration of such period.

11.2 Indemnification by Sellers.

(a) Subject to the terms and conditions of this Article XI, Sellers agree, jointly and severally, to indemnify, defend and hold harmless Purchaser, its stockholders, officers, directors, employees and attorneys, all subsidiaries and Affiliates of Purchaser, and the respective officers, directors, employees and attorneys of such entities (all such persons and entities being collectively referred to as the “Purchaser Group”) from, against, for and in respect of any and all Losses asserted against, relating to, imposed upon or incurred by Purchaser and/or any other member of the Purchaser Group by reason of, resulting from, based upon or arising out of any of the following (collectively, “Purchaser Indemnifiable Losses”):

(i) the breach, inaccuracy, untruth or incompleteness of any representation or warranty of Sellers contained in or made pursuant to this Agreement or any certificate or Schedule delivered by Sellers in connection herewith;

(ii) the breach or violation of any covenant or agreement of Sellers contained in or made pursuant to this Agreement;

(iii) any of the Excluded Liabilities;

(iv) Sellers’ share of any Transfer Taxes;

(v) any Encumbrance (other than Permitted Encumbrances) on the Purchased Assets existing at the Closing or arising as a result of the transactions contemplated by this Agreement;

(vi) the failure of Sellers to deliver the Purchased Assets to Purchaser; or

(vii) any breach by Sellers of this Article XI.

(b) Sellers shall not be required to indemnify Purchaser and/or any other member of the Purchaser Group for any Purchaser Indemnifiable Losses unless and only to the extent that the aggregate amount of all Purchaser Indemnifiable Losses for which one or more of the Purchaser Group seeks indemnification hereunder exceeds $75,000 (the “Purchaser Basket”), in which event Sellers shall be liable to indemnify the Purchaser Group for all Purchaser Indemnifiable Losses, excluding Purchaser Indemnifiable Losses within the Purchaser Basket;

provided, however, that the UPC codes are sold “as is” and the freezers included in the Tangible Assets that are not subject to Accounts Payable assumed by Purchaser are sold “as is” (if located) and are not subject to Sellers’ indemnification obligations if they cannot be located. Notwithstanding anything to the contrary herein, Seller’s obligation under this Article XI for Purchaser Indemnifiable Losses for any failure to deliver the Assigned Intellectual Property and the Inventory free and clear of any Encumbrance (other than Permitted Encumbrances) shall not be subject to the Purchaser Basket and, except as set forth in Section 11.2(d), Sellers’ obligation under this Article XI for Purchaser Indemnifiable Losses shall not exceed the Purchase Price.

(c) The obligation of Sellers to indemnify members of the Purchaser Group for any Purchaser Indemnifiable Losses is subject to the condition that Sellers shall have received an Indemnification Claim for all Purchaser Indemnifiable Losses for which indemnity is sought on or before the first anniversary of the Closing Date.

(d) The provisions of Sections 11.2(b) and (c) above shall not limit, in any manner, Sellers’ obligation to indemnify members of the Purchaser Group for Purchaser Indemnifiable Losses arising from (i) fraud, willful misconduct or intentional misrepresentation on the part of Sellers, or (ii) Sellers’ failure to perform and discharge all Excluded Liabilities and pay any amounts contemplated by Sections 2.6 and 12.6.

(e) Sellers shall not be liable for damages in excess of the actual damages suffered by a member of the Purchaser Group as a result of the act, circumstance or condition for which indemnification is sought, net of any insurance proceeds received by the Purchaser Group.

11.3 Escrow Fund.

(a) At the Closing, the Escrow Funds shall be deposited with U.S. Bank, National Association (or such other institution selected by Purchaser with the reasonable consent of Sellers) as escrow agent (the “Escrow Agent”), such deposit and any interest or earnings thereon to constitute the escrow fund to be governed by the terms set forth herein and in the Escrow Agreement attached hereto as Exhibit B. The Escrow Funds shall be available to compensate Purchaser pursuant to the indemnification obligations of the Sellers set forth in this Article XI. Purchaser shall pay all fees and expenses of the Escrow Agent.

(b) Except as set forth in Section 11.2(d) above, claims against the Escrow Funds shall be Purchaser’s sole and exclusive remedy against Sellers for any Indemnifiable Losses under this Article XI; provided, however, that nothing contained in this Article XI shall limit in any manner, any remedy at law or in equity to which Purchaser or any other member of the Purchaser Group shall be entitled against Sellers as a result of fraud, willful misconduct or intentional misrepresentation by Sellers, or any of their representatives or agents.

(c) The escrow established pursuant to the Escrow Agreement shall terminate twelve (12) months after the Closing Date (the “Termination Date”); provided, however, that a portion of the Escrow Funds, which, in the reasonable judgment of the Purchaser, subject to the objection of Sellers and the subsequent resolution of the matter in the manner provided in the Escrow Agreement, is necessary to satisfy any unsatisfied claims specified in any Officer’s Certificate theretofore delivered to the Escrow Agent prior to the Termination Date with respect to the facts and circumstances existing prior to the Termination Date, shall remain in the escrow until such claims have been resolved.

11.4 Indemnification by Purchaser.

(a) Subject to the terms and conditions of this Article XI, Purchaser agrees to indemnify, defend and hold harmless each Sellers, their respective stockholders, officers, directors, employees and attorneys, all subsidiaries and Affiliates of Sellers, and their respective officers, directors, employees and attorneys of such entities (all such Persons and entities being collectively referred to as the “Seller Group”) from, against, for and in respect of any and all Losses asserted against, relating to, imposed upon or incurred by each Seller and/or any other member of the Seller Group by reason of, resulting from, based upon or arising out of any of the following (collectively, “Seller Indemnifiable Losses”):

(i) the breach, inaccuracy, untruth or incompleteness of any representation or warranty of Purchaser contained in or made pursuant to this Agreement or any certificate or schedule delivered by Purchaser in connection herewith;

(ii) the breach or violation of any covenant or agreement of Purchaser contained in or made pursuant to this Agreement;

(iii) any of the Assumed Liabilities on and after the Closing Date;

(iv) Purchaser’s share of any Transfer Taxes; or

(v) any breach by Purchaser of this Article XI.

(b) Purchaser shall not be required to indemnify Sellers and/or any other member of the Seller Group for any Seller Indemnifiable Losses unless and only to the extent that the aggregate amount of all Seller Indemnifiable Losses for which one or more of the Seller Group seeks indemnification hereunder exceeds $75,000 (the “Seller Basket”), in which event Purchaser shall be liable to indemnify the Seller Group for all Seller Indemnifiable Losses, excluding Seller Indemnifiable Losses within the Seller Basket. Notwithstanding anything to the contrary herein, except as set forth in Section 11.4(d), Purchaser’s obligation under this Article XI for Seller Indemnifiable Losses shall not exceed the Purchase Price.

(c) The obligation of Purchaser to indemnify members of the Seller Group for any Seller Indemnifiable Losses is subject to the condition that Purchaser shall have received an Indemnification Claim for all Seller Indemnifiable Losses for which indemnity is sought on or before the first anniversary of the Closing Date.

(d) The provisions of Sections 11.4(b) and (c) above shall not limit, in any manner, Purchaser’s obligation to indemnify members of the Seller Group for Seller Indemnifiable Losses arising from (i) fraud, willful misconduct or intentional misrepresentation on the part of Purchaser, or (ii) Purchaser’s failure to perform and discharge all Assumed Liabilities on and after the Closing Date and pay any amounts contemplated by Sections 2.6 and 12.6.

(e) Purchaser shall not be liable for damages in excess of the actual damages suffered by a member of the Seller Group as a result of the act, circumstance or condition for which indemnification is sought, net of any insurance proceeds received by the Seller Group.

11.5 Procedures for Indemnification.

(a) As used in this Article XI, the term “Indemnitor” means the party against whom indemnification hereunder is sought, and the term “Indemnitee” means the party seeking indemnification hereunder.

(b) A claim for indemnification hereunder (an “Indemnification Claim”) shall be made by Indemnitee by delivery of a written notice to Indemnitor requesting indemnification and specifying the basis on which indemnification is sought in reasonable detail (and shall include relevant documentation related to the Indemnification Claim), the amount of the asserted Purchaser Indemnifiable Losses or Seller Indemnifiable Losses, as the case may be, and, in the case of a Third Party Claim, containing (by attachment or otherwise) such other information as Indemnitee shall have concerning such Third Party Claim.

(c) If the Indemnification Claim involves a Third Party Claim, the procedures set forth in Section 11.5 hereof shall be observed by Indemnitee and Indemnitor.

(d) If the Indemnification Claim involves a matter other than a Third Party Claim, Indemnitor shall have thirty (30) days to object to such Indemnification Claim by delivery of a written notice of such objection to Indemnitee specifying in reasonable detail the basis for such objection. Failure to timely so object shall constitute a final and binding acceptance of the Indemnification Claim by Indemnitor, and the Indemnification Claim shall thereafter be paid by Indemnitor in accordance with Section 11.5(e) hereof. If an objection is timely delivered by Indemnitor and the dispute is not resolved within twenty (20) business days from the delivery of such objection (the “Negotiation Period”), such dispute shall be resolved by arbitration in accordance with the provisions of the Escrow Agreement.

(e) Upon determination of the amount of an Indemnification Claim, whether by (i) an agreement between Indemnitor and Indemnitee, (ii) an arbitration award, or (iii) a final judgment (after expiration of all periods for appeal of such judgment) or other final nonappealable order, Indemnitor shall pay the amount of such Indemnification Claim by check or wire transfer within ten (10) days of the date the Indemnitor is notified in writing of such amount.

11.6 Defense of Third Party Claims. [REDACTED]

(a) [REDACTED]

(b) [REDACTED]

11.7 Settlement of Third Party Claims. Unless Indemnitor has failed to fulfill its obligations under this Article XI, no settlement by Indemnitee of a Third Party Claim shall be made without the prior written consent by or on behalf of Indemnitor, which consent shall not be unreasonably withheld or delayed. If Indemnitor has assumed the defense of a Third Party Claim as contemplated by Section 11.6(a), no settlement of such Third Party Claim may be made by Indemnitor without the prior written consent by or on behalf of Indemnitee, which consent shall not be unreasonably withheld or delayed. In the event of any dispute regarding the reasonableness of a proposed settlement as it relates solely to the payment of money, the party that will bear the larger financial loss resulting from such settlement shall make the final determination in respect thereto, which determination shall be final and binding on all involved parties.

ARTICLE XII

GENERAL

12.1 Governing Law. It is the intention of the parties hereto that the internal laws of the State of New York (irrespective of its choice of law principles) shall govern the validity of this Agreement and the Ancillary Documents, the construction of terms, and the interpretation and enforcement of the rights and duties of the parties hereto and thereto. Each party submits to the jurisdiction of any state or federal court sitting in New York City, New York, in any action or proceeding arising out of or relating to this Agreement and the Ancillary Documents and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court. Each party also agrees not to bring any action or proceeding arising out of or relating to this Agreement or the Ancillary Documents in any other court. Each party waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other party with respect thereto. Any party may make service on any other party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 12.10.

12.2 Assignment; Binding upon Successors and Assigns. None of the parties hereto may assign any of its rights or obligations hereunder (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that Purchaser may assign its rights under this Agreement (i) to any Affiliate of Purchaser, provided that Purchaser guarantees the obligations of such Affiliate hereunder, or (ii) to any successor of Purchaser through any merger or consolidation, or purchase of all or substantially all of Purchaser’s stock or all or substantially all of Purchaser’s assets. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

12.3 Severability. If any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances shall be interpreted so as best to reasonably effect the intent of the parties hereto. The parties further agree to replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision which will achieve, to the extent possible, the economic, business and other purposes of the illegal, void or unenforceable provision.

12.4 Entire Agreement. This Agreement, the Ancillary Documents, the Schedules hereto and thereto, the Confidentiality Agreement, the documents and instruments and other agreements among the parties hereto referenced herein and therein, and the exhibits thereto, constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto and thereto including, without limitation, that certain letter of intent between the parties dated December 21, 2006.

12.5 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall constitute an original and all of which together shall constitute one and the same instrument.

12.6 Expenses.

(a) The parties shall each pay their own legal, accounting and financial advisory fees and other out-of-pocket expenses incurred incident to the negotiation, preparation and carrying out of this Agreement and the transactions herein contemplated, whether or not the transactions contemplated hereby are consummated.

(b) Each party shall indemnify the other against, and agrees to hold the other harmless from, all liabilities and expenses (including reasonable attorneys’ fees and costs) in connection with any claim by any person for compensation as a broker, finder or in any similar capacity, by reason of services allegedly rendered to the indemnifying party in connection with the transactions contemplated hereby.

12.7 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy shall not preclude the exercise of any other.

12.8 Amendment. Any term or provision of this Agreement may be amended by a written instrument signed by Purchaser and Seller.

12.9 Waiver. Each party hereto may, by written notice to the other party: (i) waive any of the conditions to its obligations hereunder or extend the time for the performance of any of the obligations or actions of the other; (ii) waive any inaccuracies in the representations of the other contained in this Agreement or in any documents delivered pursuant to this Agreement; (iii) waive compliance with any of the covenants of the other contained in this Agreement; or (iv) waive or modify performance of any of the obligations of the other. Except as specifically contemplated by this Agreement, no action taken pursuant to this Agreement, including without limitation any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, condition or agreement contained herein. Waiver of the breach of any one or more provisions of this Agreement shall not be deemed or construed to be a waiver of other breaches or subsequent breaches of the same provisions.

12.10 Notices. All notices and other communications hereunder will be in writing and will be deemed given (i) upon receipt if delivered personally (or if mailed by registered or certified mail), (ii) the next Business Day after dispatch if sent by nationally recognized overnight delivery service, (iii) upon dispatch if transmitted by facsimile (and confirmed by a copy delivered in accordance with clause (i) or (ii)), properly addressed to the parties at the following addresses:

Sellers:	Eskimo Pie Corporation Integrated Brands, Inc. c/o CoolBrands International Inc. 210 Shields Court Markham, ON L3R 8V2 Canada Attention: Michael Serruya, Chief Executive Officer

Facsimile No.: (905) 479-5235

with a copy to (which shall not constitute notice):	Ellenoff Grossman & Schole LLP 370 Lexington Avenue New York, New York 10017 Attention: Stuart Neuhauser, Esq.

Facsimile No.: (212) 370-7889

Purchaser:	Dreyer’s Grand Ice Cream, Inc. 5929 College Avenue Oakland, California 94618 Attention: Vice President & General Counsel

Facsimile No.: (510) 450-4592

with a copy to (which shall not constitute notice):	DLA Piper US LLP 2000 University Avenue East Palo Alto, California 94303 Attention: Joe C. Sorenson, Esq.

Facsimile No.: (650) 833-2001

Either party may change its address for such communications by giving notice thereof to the other party in conformity with this Section.

12.11 Construction and Interpretation of Agreement.

(a) This Agreement has been negotiated by the parties hereto and their respective attorneys, and the language hereof shall not be construed for or against either party.

(b) The titles and headings herein are for reference purposes only and shall not in any manner limit the construction of this Agreement, which shall be considered as a whole.

(c) Any reference to a “material adverse effect” with respect to any entity or group of entities means any event, change or effect that is or is reasonably capable of becoming materially adverse to the business, assets (including intangible assets), financial condition, properties, liabilities, results of operations or prospects of such entity and its subsidiaries, taken as a whole, except for, individually or in the aggregate, (i) any event, change or effect affecting as a whole (x) the foodservice, dessert, ice cream or frozen novelty business in general, or (y) the financial and banking markets in general, (ii) any event, change or effect resulting from the execution of this Agreement or any Ancillary Documents or the public announcement regarding the execution or consummation of the transactions contemplated by this Agreement, or (iii) any event, change or effect resulting from acts of war, terrorism, national catastrophe or national emergencies; provided, however, that any event, change or effect described in the foregoing clause (i) (x) above shall not constitute or give rise to a material adverse effect only if and to the extent that such event, change or effect does not have a disproportionate effect on the Sellers as compared to other persons in the industries in which the Sellers operate.

(d) Whenever the term “enforceable in accordance with its terms” or like expression is used, it is understood that excepted therefrom are any limitations on enforceability under applicable bankruptcy, insolvency, reorganization, moratorium or similar laws of general application affecting the enforcement of creditor’s rights or by principles of public policy or general equitable principles or the exercise of judicial discretion in accordance with such principles.

(e) Any reference to a party’s “knowledge” means such party’s actual knowledge after reasonable inquiry of its current or past directors, officers and other employees of such party reasonably believed to have knowledge of such matters, including without limitation David Stein, Michael Serruya and Gary Stevens.

(f) Whenever the term “ordinary course of business” or like expression is used, it shall mean the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

(g) Any reference to the “prospects” of the, Business, or to the Business “as currently proposed to be conducted,” means such prospects or business without taking into account the transactions contemplated by this Agreement or any changes to the Business that are initiated by Purchaser thereafter.

12.12 No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. No party shall have the power to control the activities and operations of any other and their status is, and at all times, will continue to be, that of independent contractors with respect to each other. No party shall have any power or authority to bind or commit any other. No party shall hold itself out as having any authority or relationship in contravention of this Section.

12.13 Absence of Third Party Beneficiary Rights. No provisions of this Agreement are intended, nor shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, affiliate, stockholder, partner of any party hereto or any other person or entity unless specifically provided otherwise herein, and, except as so provided, all provisions hereof shall be personal solely between the parties to this Agreement.

12.14 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY FOR ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

DREYER’S GRAND ICE CREAM, INC.

By:	"Timothy F. Kahn"

Title:	Chief Operating Officer

INTEGRATED BRANDS, INC.

By:	"Michael Serruya"

Title:	President & CEO

ESKIMO PIE CORPORATION

By:	"Michael Serruya"

Title:	President & CEO

EXHIBIT A

Co-Pack Agreement

Dreyer’s Grand Ice Cream, Inc./Edy’s Grand Ice Cream

MANUFACTURING AGREEMENT - OPERATIONS GROUP

Contract Approval Form (“CAF”)

Date: January 22, 2007 Other Contracting Party: Integrated Brands, Inc. and Eskimo Pie Corporation *Total Contract Value: $14,925.00 *Total Dollar Spend Over the Term of the Contract	Contract Sponsor: Mark LeHocky Contract Sponsor Phone #: 510.601.4380
 DIRECTIONS
▪  As Contract Sponsor, you must obtain signature’s 1 - 4 below (this signifies their approval of all business terms listed in the agreement) and 5-6 if necessary, before executing the agreement.
▪  All contracts must be reviewed by DLG. For legal review, submit the signed CAF and the complete agreement, simultaneously, to DLG Attn: Contract Coordinator
▪  Approval Signatures: If contract’s total value is $100,000, then P/SC/W VP signature required. If contract’s total value is $500,000, then EVP & Plant/Supply Chain/Warehouse VP signature required.

1. Plant Controller	_________________________________________________________________________________Signature _________________________________________________________________________________Print Name	_______________Date
2. Plant Mngr	_________________________________________________________________________________Signature _________________________________________________________________________________ Print Name	_______________Date
3. GM Ops Finance	_________________________________________________________________________________Signature _________________________________________________________________________________Print Name	_______________Date
4. Dreyer’s Law Group	_________________________________________________________________________________Signature _________________________________________________________________________________Print Name	_______________Date
5. Plant/ Supply Chain/ Warehouse VP Value of $100,000	_________________________________________________________________________________Signature _________________________________________________________________________________Print Name	_______________Date
6. EVP of Ops Value of $500,000	_________________________________________________________________________________Signature _________________________________________________________________________________Print Name	_______________Date
Important Note about the Contract Signature	The only representatives of Dreyer’s authorized to sign the actual contract are:	-> Ops EVP -> GM of Ops Finance -> Plant Manager -> Plant Controller

MANUFACTURING AGREEMENT
(the Products to be Manufactured for Dreyer’s Grand Ice Cream, Inc.)

This Manufacturing Agreement (“Agreement”) is made as of the Effective Date set forth below by and between Dreyer’s Grand Ice Cream, Inc. (“Dreyer’s”), and the entity identified below (“Producer”). The parties have executed this Agreement below by signature of their authorized representatives.

ALL SHADED AREAS MUST BE COMPLETED

Producer’s Full Legal Name:

Integrated Brands, Inc. and Sugar Creek Foods, Inc.

Type of Entity and Jurisdiction of Formation:

Incorporation/Corporation

Street Address for Legal Notices:

c/o CoolBrands International, Inc.

210 Sheild Crt.

Markham, Ontario

Canada L3R-8V2

Telephone: (905) 479-8762

Fax: (905) 479-5235

Email:

Dreyer’s Grand Ice Cream, Inc.
Delaware corporation

Billing Address:

Dreyer’s Grand Ice Cream, Inc.

Mark LeHocky
5929 College Ave
Oakland, CA 94618

Street Address for Legal Notices:

5929 College Avenue
Oakland, CA 94618-1391
Attn: General Counsel
Fax: (510) 450-4592

Legally Authorized Signature: ____"Michael Serruya"_________________________ Print Name and Title: Michael Serruya, President and Chief Executive Officer	Legally Authorized Signature: ______"Mark Lehocky"______________________ Print Name and Title: Mark LeHocky,Vice President and General Counsel
EFFECTIVE DATE: January 23, 2007

1.	Manufacture.

1.1. As of even date hereof, Dreyer’s entered into that certain Asset Purchase Agreement with Integrated Brands, Inc. and Eskimo Pie Corporation (the “Purchase Agreement”) whereby Dreyer’s purchased certain assets pertaining to the sellers’ foodservice and frozen novelty business. As part of the foregoing transaction, Dreyer’s has requested, and Producer has agreed to provide manufacturing services set forth herein. In agreeing to provide such services, Dreyer’s acknowledges that Producer will continue to operate and maintain its Arkansas Plant (as defined below) at Dreyer’s request. In accordance with the foregoing, each party acknowledges and agrees that Producer will provide services herein to Dreyer’s without the expectation of any profit. Concurrently, the parties acknowledge and agree that Producer will not be liable for any expense, cost, loss or risk with respect to the Product (as defined below), the services provided hereunder, the operation and maintenance of the Arkansas Plant and/or the delivery of the Arkansas Plant to the landlords, subject to the terms of this Agreement.

1.2. Upon all the terms and subject to all the conditions set forth herein, Dreyer’s hereby appoints Producer, and Producer hereby accepts such appointment, as an exclusive manufacturer of those products listed on Exhibit A attached hereto and incorporated herein by reference (“the Products”). Producer will manufacture the Products in the amounts ordered by Dreyer’s under the terms of this Agreement at Producer’s manufacturing and storage facilities located at 1415 S El Mira, Russellville, AR 72802, including the Blow Mold Jug facility (collectively, the “Arkansas Plant”) for a period of up to nine (9) months from the Effective Date as stated on page one (1) of this Agreement.

1.3. Producer’s manufacturing process consists of manufacturing Products at the Arkansas Plant. Producer then transports the pre or partially-frozen Products to an outside storage facility to conduct a freezing process that consists of flash freezing the Products (“Flash Freeze”) until rigid frozen. The facilities used for Flash Freeze are located at the Arkansas Plant, Arkansas Refrigerated, 11 N B. St, Fort Smith, AR, 72901 and Partners, 4705 Brookhollow Cir, Riverside, CA 92509. After the Flash Freeze process, the Product is stored until orders are placed and Products are removed from such facility.

1.4. Dreyer’s will provide Producer upon the signing of the Purchase Agreement, an eight (8) week forecast with a guarantee and/or committed order (“Guarantee”) for the same time period of the Products (including quantities and flavors) to be produced under this Agreement. Subsequently, Dreyer’s will provide biweekly updated eight (8) week estimated forecasts with a Guarantee order for four (4) weeks of production. The forecasting and potential Guarantee orders will follow the timeline that is attached as Exhibit B.

(a) Producer will use commercially reasonable efforts to manufacture and package the Products in a timely manner in accordance with the terms of this Agreement.

(b) The Products identified on Exhibit A attached hereto may be changed by Dreyer’s from time to time, upon no less than thirty (30) days prior written notice to Producer and acceptance by Producer.

(c) At its own expense, Dreyer’s may designate and place at the Arkansas Plant Dreyer’s own employees. Producer shall provide office space at the Arkansas Plant adequate for such Dreyer’s employees, and Producer shall grant such Dreyer's employees the same access to and use of the Arkansas Plant as made available to Producer’s own employees at the Arkansas Plant, to the extent necessary and related to the production of such Products at such facility. Dreyer’s shall cause its employees at the Arkansas Plant to comply with all of Producer’s rules, regulations and policies regarding safety and employee conduct. Dreyer’s shall maintain, or request the Producer to maintain (at Dreyer’s costs), workers compensation insurance to cover such employees of Dreyer’s while placed at the Arkansas Plant.

1.5. The order process set forth in Exhibit F will be used as a guideline for placing orders.

1.6. Producer will not engage any other party to manufacture all or any portion of the Products to be produced hereunder.

1.7. Producer will manufacture all Products in accordance with the Co-Pack Manual that will be developed and implemented shortly after the Effective Date and delivered to Producer.

2. Specifications. The Products will be manufactured according to the specifications and formulae set out on Exhibit C attached hereto and incorporated herein by reference (the “Specifications”). The Specifications may be changed by Dreyer’s from time to time

3.	Term; Termination.

3.1. This Agreement will become effective as of the Effective Date stated above. Producer will continue to produce Products based on the Guarantee provided by Dreyer’s. Dreyer’s, in its sole discretion, can with or without cause, can terminate this Agreement at any time prior to the nine (9) months period from the Effective Date (“Termination Date”). If Dreyer’s elects to cancel this Agreement prior to the nine (9) month time period, Dreyer’s will provide Producer thirty (30) days prior written notice of its intent to terminate (“Notification Date”).

3.2. Either party may terminate the Agreement if the other party: (i) files a voluntary petition under any bankruptcy or insolvency law, or files a voluntary petition under the reorganization or arrangement provisions of any law of any jurisdiction, or has proceedings under any such laws instituted against it which are not terminated within ninety (90) days of such commencement; (ii) becomes insolvent, bankrupt, or admits in writing of its inability to pay all debts as they mature or makes a general assignment for the benefit of or enters into any composition or arrangement with creditors; or (iii) authorizes, applies for, or consents to the appointment of a receiver, trustee, or liquidator of all or a substantial part of its assets, or has proceedings seeking such appointment commenced against it which are not terminated within ninety (90) days of such commencement.

3.3. Either party may terminate this Agreement for cause by providing written notice to the other party describing the specific material obligations that such party has failed to meet in this Agreement. Upon a party’s receipt of the other party’s notice, such party will have thirty (30) days to cure the breach. If the party is unable to cure such breach within such thirty (30) day period, the non-breaching party may, upon written notice to the breaching party terminate this Agreement. Notwithstanding the foregoing, if the breach is incapable of cure, the non-breaching party may terminate this Agreement immediately.

3.4. The terms and conditions of this Agreement which would naturally survive termination of this Agreement will survive the termination of this Agreement for any reason, in addition to any obligations to make payments of amounts that are due under this Agreement.

3.5. Upon termination or expiration of this Agreement,

(a) Within thirty (30) days after the Notification Date, Producer will make available the Product in accordance with Section 8 hereof, all remaining finished goods inventory of the Products being stored by Producer pursuant to the terms of this Agreement..

(b) Producer will have no further right or obligation to manufacture the Products; and

(c) Neither a request for the Products by Dreyer’s, if any, nor production by Producer pursuant to any such request will be construed as a renewal or extension hereof or as a waiver of termination or expiration hereof.

4. Supply of Ingredients. Dreyer’s will supply and purchase for Producer all packaging and raw materials required for the manufacture of the Products according to the Specifications from the Effective Date to the Termination Date.

5. Packaging. The packaging provided by Dreyer’s for the Products will be used for all of Dreyer’s forecasted orders. Any change or modification to the current packaging will be the responsibility of Dreyer’s.

6. Payments Associated with Manufacturing.

6.1. Manufacturing and Related Expenses. Dreyer’s shall be responsible for all costs and expenses incurred by Producer associated with the services rendered by Producer, the manufacturing of the Products and/or the operation and maintenance of the Arkansas Plant, including but not limited to those set forth in Exhibit J. All bills or invoices associated with the foregoing, excluding the cost to maintain the employee workforce, will be paid directly by Dreyer’s. Dreyer’s will pay the suppliers and/or vendors directly for all goods and services required to sustain production during the term of this Agreement according to the procedures set forth in Exhibit D. As for the expenses related to employee payroll wage, benefits, taxes, insurance and other employee expenses incurred by Producer, including but not limited to those set forth in Exhibit J, Producer will pay its employee’s and their expenses through its normal and customary practices, and weekly submit invoices to Dreyer’s for reimbursement for all employee’s provided for in Exhibit H. If additional personnel resources are required to facilitate the operation of the Arkansas Plant, Producer will request from Dreyer’s pre-approval (which approval shall not be unreasonably withheld) prior to hiring any additional employees or transferring existing employees to assist with the operation of the Arkansas Plant.

6.2. Employees. Producer will pay its employees and their expenses through its normal and customary practices, and weekly submit invoices for the wages and expenses set forth in Exhibit J only to Dreyer’s for reimbursement for all employees provided for in Exhibit H. If Producer currently has temporary workers as of the Effective Date, Dreyer’s will reimburse Producer for such employees. If Producer currently has temporary workers as of the Effective Date, Dreyer’s will reimburse Producer for such employees for as long as they work during the term of this Agreement. If Producer requires additional temporary workers in order to facilitate the operation of the Arkansas Plant, Dreyer’s will reimburse Producer for such personnel provided Producer requests Dreyer’s pre-approval consistent with Section 6.1. Dreyer’s will reimburse Producer for employee wages and taxes within three (3) days of receiving and invoice that is not in good faith dispute provided the invoices are submitted no more frequently than biweekly. Dreyer’s will reimburse Product for all other employee expenses and costs set forth in Exhibit J within seven (7) days of receiving an invoice that is not in good faith dispute. All invoices must be mailed to the address set forth in Exhibit D.

(a) Producer shall obtain and maintain, at Dreyer’s costs, adequate insurance to protect against the following: (i) claims under worker’s compensation and/or state disability acts; (ii) claims for damages because of bodily injury, sickness, or death of any of its employees or any other person which arise out of the any negligent act or omission of Producer, its employees or agent, and (iii) claims for damages because of injury to or destruction of tangible personal property, including loss of use resulting therefrom, which arise from any negligent act or omission of Producer, employees or agents.

(b) Regarding the cost of insurance premiums only, Dreyer’s will only pay the allocated portion of the insurance premiums in Section 6.2(a) associated with the employees provided for in Exhibit H, and the allocable percentage portion of those employees in Ronkonkoma (i.e. if Ronkonkoma Employee A works for Dreyer’s 10% of her week, then Dreyer’s will pay for 10% of the insurance premium for that week).

Producer will furnish to Dreyer’s a current certificate evidencing that the insurance required herein has been obtained and is in full force and effect, that Dreyer’s has been named as an additional insured on each policy (except for workers compensation), and that such cannot be canceled, terminated, or modified without 30 days written notice to Dreyer’s.

(c) Any and all claims, rights, actions, obligations, debts, interest, damages, charges, penalties, costs, attorneys fees and demands of any nature, whether arising in law or in equity, arising out of or relating to any acts or omissions that took place prior to the date of this Agreement pertaining only to the employment of Producer’s personnel, including without limitation, any matters relating in any way to the employment of or separation of Producer personnel prior to this Agreement and/or any claims under federal or state statute law or regulation relating to or arising from anyone’s employment with Producer prior to this Agreement is the responsibility and liability of Producer. This Section 6.2 (c) does not apply to prepaid expenses (i.e. insurance premiums) by Producer for the employment of personnel required to operate the Arkansas Plant. Dreyer’s will only pay portion that is allocable to the Arkansas Plant operation from the Effective Date to Termination Date.

(d) Any vacation, paid-time-off, floaters, and/or sick days accrued and unused if any, will be paid out by Producer at the Termination Date consistent with is normal and customary practice and procedure for paying final wages to an employee and Dreyer’s shall reimburse Producer only for such payments incurred from the Effective Date forward. Any vacation, paid-time off, floaters, and /or sick days accrued and unused if any, prior to the Effective Date will be the responsibility and liability of Producer, and will not be reimbursed by Dreyer’s. Dreyer’s has no responsibility and will not take responsibility for any past commitments, promises, or guarantees offered by Producer to its employees.

7. Independent Contractor. Both parties agree that contractor is an independent contractor and, as such, neither Contractor nor its personnel will be considered agents, joint ventures, partners or employee (s) of Dreyer’s nor entitled to any benefits or privileges provided by Dreyer’s to its employees. Subject to Dreyer’s obligation to reimburse Producer for such expenses, Dreyer’s is not responsible for withholding or deducting for Producer any sums for federal or state income taxes, social security, health, workers compensation, disability insurance coverage, pension or retirement plan, or other employee benefits.

8.	Shipping; Title.

8.1. Dreyer’s will arrange for the shipment of the Products from the production line of the facilities referenced in Exhibit E to the point of destination arranged by Dreyer’s. .

8.2. Dreyer’s will have the right to conduct physical inventory counts of the Products stored by Producer on an “as needed” basis at their cost and during regular business hours. Producer acknowledges and agrees that any and all finished Products which are held in storage by Producer pursuant to this Agreement are the property of Dreyer’s, and that Producer is acting as bailee with respect to such finished the Products and holds such the Products in bailment for Dreyer’s.

8.3. Subject to Section 8.2, title to and all risk of loss with regard to the Products will pass to Dreyer’s upon Producer making the Products available at the production line of the Arkansas Plant. Dreyer’s has the right to inspect all the Products.

8.4. Producer will be responsible to maintain documentation of all Product shipments, including but not limited to, (1) Date shipped; (2) Quantity; (3) Lot number; (4) Destination; and (5) Carrier receiving such shipment.

9.	Warranties.

9.1. Producer warrants that all the Products manufactured and packaged by Producer for Dreyer’s:

(a) comply with the Specifications, including, without limitation, all package filling and weight requirements as set forth in Exhibit C. Dreyer’s may update the Specifications from time to time, and Producer agrees to comply with the Specifications.

(b) comply with all matters involving products manufactured and packaged for human consumption (including, without limitation, compliance with the Good Manufacturing Practices requirements set forth in the Code of Federal Regulations, 21, part 110) consistent with Producer’s past practices.

9.2. THE WARRANTIES SET FORTH IN THIS SECTION 9 IS IN LIEU OF AND EXCLUDES ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, ARISING BY OPERATION OF LAW OR OTHERWISE, INCLUDING BUT NOT LIMITED TO WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, ALL OF WHICH ARE EXPRESSLY DISCLAIMED AND EXCLUDED. DREYER’S ACKNOWLEDGES THAT PRODUCER HAS MADE NO UNDERSTANDINGS, AGREEMENTS OR REPRESENTATIONS, EXPRESS OR IMPLIED, OTHER THAN AS EXPRESSLY SET FORTH IN THESE TERMS AND CONDITIONS. NO PERSON IS AUTHORIZED TO EXPAND OR IN ANY MANNER MODIFY PRODUCER’S EXPRESS WARRANTIES DESCRIBED ABOVE.

10.	Quality Control.

10.1. Producer will perform quality control tests and assays on all raw materials and on finished Products that Producer manufactures hereunder in accordance with the Specifications. Producer will be responsible for record keeping and documenting the manufacturing and packaging process, including, without limitation, monitoring, recording and summarizing key process parameters as may be reasonably requested by Dreyer’s during production runs. All Products manufactured by Producer pursuant to this Agreement will be produced in accordance with Dreyer’s quality control program requirements as described in Exhibit G. Producer will report performance on quality control programs biweekly. Upon Dreyer’s reasonable request, Producer will provide to Dreyer’s at Dreyer’s expense, samples of Products and photocopies of any production records (both routine and non-routine), test results (both routine and non-routine), and other records which pertain to the Products.

10.2. Producer will prepare and maintain for all manufactured Products batch records from each lot of Products per the Specifications. Producer will prepare and retain samples properly stored from each lot of Products manufactured to the Termination Date, and all Products made less than three (3) months prior to the Termination Date will be shipped at Dreyer’s expense to a facility of Dreyer’s choice. Sufficient samples will be retained from each lot to perform each test set out in the Specifications at least two (2) times. Upon expiration or other termination of this Agreement, Dreyer’s may, at its option, receive from Producer all batch records and retained samples of the Products.

10.3. Producer agrees to provide Dreyer’s lot tracing information on raw materials within twenty-four (24) hours of a written request by Dreyer’s in the event of a problem with a raw material or the finished Products or a raw material recall initiated by a raw material supplier, any federal or state agency, or Dreyer’s.

10.4. Dreyer’s will have the right, upon reasonable advance notice to Producer, to conduct inspections or tests at the manufacturing facilities during normal business hours at such time or times as Producer is engaged in the actual production of the Products.

10.5. Dreyer’s will make the final determination on how to handle any non-conforming Products. Producer acknowledges and agrees that it will not take any action with respect to any such non-conforming Products without the prior written approval of Dreyer’s.

11.	Confidentiality and Trade Secrets.

11.1. Each party agrees that the Specifications, formulae, production, sales and other information supplied by the other relative to the Products, are proprietary to Dreyer’s and constitute trade secrets. Except as required to perform hereunder, neither party will use for its own benefit or purpose, or disclose to others, whether during or after the term of this Agreement, any of such information provided by the other party (except as may be required by law, including, without limitation, compliance with securities laws disclosure obligations). The foregoing will not apply to any information voluntarily disclosed to the public by Dreyer’s, information independently developed and disclosed by others, or information otherwise entering the public domain through lawful means. Upon termination of this Agreement, the Specifications and all such formulae and information supplied to Producer by Dreyer’s will be returned to Dreyer’s.

11.2. All documents, reports, proposals, marketing and sales plans, or other materials that come into the possession of a party by reason hereof, are the property of Dreyer’s and will not be used in any way adverse to the interests of Dreyer’s and will not be used by the other party except in carrying out its obligations under this Agreement. Neither party will deliver, reproduce, or in any way allow such documents or things to be delivered or used by it or by any third parties, except as provided above, without specific direction or consent of a duly authorized representative of the supplying party. Upon termination hereof, all such documents and things will be returned to Dreyer’s.

11.3. Each of the parties will use its best efforts to ensure that all employees of such party maintain the confidentiality required of the parties under this Section 11.

12.	Trademarks and Trade Names.

12.1. Except as required by law or as is necessary in connection with Producer’s manufacture of the Products, Producer understands that the trademarks, trade names and logos purchased by Dreyer’s under the Purchase Agreement, and all representations thereof in any form, (collectively, the “Trademarks”) are the property of Dreyer’s, its affiliates or its licensor(s) and may not be used by Producer in any way without the written permission of Dreyer’s. Nothing in this Agreement will give Producer any right, title, or interest in the Trademarks owned by or licensed to Dreyer’s, or in the goodwill connected with any such Trademarks, except the right to use the Trademarks in strict accordance with the terms and conditions of this Agreement.

12.2. Except for disputes confirming Dreyer’s ownership of the of the Trademarks pursuant to the Purchase Agreement, Producer will not contest the validity or ownership of the Trademarks or assist others in contesting the validity or ownership of the Trademarks uses hereunder. Producer hereby covenants that it will not directly or indirectly undertake any action anywhere which in any manner might infringe or impair the validity, scope or title of Dreyer’s, its affiliates or its licensor(s) in the protected Trademarks. For purposes of this Agreement, “affiliate” will mean, with respect to any Person, any Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. A Person will be deemed to control another Person if the controlling Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the other Person, whether through the ownership of voting securities, by contract, or otherwise. For purposes of this Agreement, “Person” will mean an individual, partnership, corporation, business trust, joint stock company, trust, limited liability company, unincorporated association, joint venture or governmental authority.

13. Retention Benefits. Due to the unique nature of this Agreement, as detailed in the Purchase Agreement, Dreyer’s has agreed to fund a separate escrow account for the sole purpose of providing certain retention benefits (“Retention Benefits”) to all active employees as of the Effective Date, who are laid off directly due to the closure of the Arkansas Plant. Producer’s employees covered by this Agreement are listed in Exhibit H, and only those who meet the eligibility criteria set forth in Exhibit I will receive such benefits. The eligibility rules and the criteria are outline in Exhibit I and incorporated by reference to this Agreement. In addition to the foregoing, Dreyer’s shall be responsible for any and all Retention Benefits accrued by any of the employees listed in Exhibit H as further set forth in Exhibit J.

13.1. All Producer employees will be required to sign release agreements releasing any and all claims against Dreyer’s, Nestlé and its affiliates. The release agreements will be prepared by Dreyer’s for signature by employees prior to the Termination Date, and all Retention Benefits will be held until an executed copy is returned. Failure to sign such release agreements will result in a forfeiture of the Retention Benefits.

13.2. After the Termination Date, Producer shall prepare and return the Arkansas Plant to the landlords pursuant to the terms and conditions of the Leases (as defined below). All employees will be laid off on the Termination Date except for a few select employees whose assistance will be required to prepare the facility for final closure. The employees who are requested to stay beyond the Termination Date to assist with the plant closure will be paid in accordance with Exhibit I of this Agreement.

14.  Cost of Closure. Producer leases the properties on which the Arkansas Plant is located pursuant to (i) the Lease Agreement between S.C. Sales and Marketing, Inc. and SC Acquisition Corporation (the predecessor to Sugar Creek Foods, Inc.), dated August 25, 1998, (ii) the Lease Agreement between Scott & Marcia Van Horn and SC Acquisition Corporation, dated February 29, 1994, and (iii) the Lease Agreement between Magnifico, Inc. and SC Acquisition Corporation, dated February 28, 1994, (collectively, as each have been amended from time to time, the “Leases”). [REDACTED].

14.1.  In consideration for Producer maintaining and operating the Arkansas Plant during the nine (9) month production period, Dreyer’s has agreed to pay the remaining monies owed on the Leases for the Arkansas Plant. Dreyer’s will also incur any costs associated with work required under the Leases to be completed prior to the end of the Leases, including but not limited to those costs set forth in Exhibit J. Dreyer’s acknowledges and agrees that Producer is entitled to any security deposit held by the landlords pursuant to the Leases.

15.	Insurance.

15.1. Producer will keep and maintain comprehensive general liability insurance in full force at all times that this Agreement is in effect (including, without limitation, products liability coverage and protection against damage or loss to the raw materials, packaging or finished inventory of the Products) against claims for personal injury and death and property damage in an amount not less than Five Million Dollars ($5,000,000) for any single occurrence, and Ten Million Dollars ($10,000,000) in aggregate coverage. Dreyer’s will reimburse Producer for the portion of the premium percentage associated or allocated to the Arkansas Plant.

15.2. Producer will keep and maintain contaminated products insurance in full force at all times that this Agreement is in effect (including, without limitation, coverage and protection against damage and loss of raw materials, packaging or finished inventory of the Products, recall expenses and lost profits of Dreyer’s arising from such product contamination) in an amount not less than Five Million Dollars ($5,000,000) for any single occurrence, and Ten Million Dollars ($10,000,000) in aggregate coverage. Dreyer’s will reimburse Producer for the portion of the premium percentage associated or allocated to the Arkansas Plant.

15.3. Dreyer’s will be named an additional insured under the insurance policies referenced in Sections 15.1 and 15.2. Producer will furnish to Dreyer’s a certificate evidencing the fact that the insurance described herein has been obtained and is in full force and effect, and that it cannot be canceled, terminated or modified without thirty (30) days’ prior written notice to Dreyer’s. In the event such insurance coverage is canceled, terminated or modified without Dreyer’s prior written consent, or a claim is tendered against such policy equal to or in excess of the single occurrence limit specified herein, Dreyer’s may terminate this Agreement immediately. In no event will the existence of insurance coverage as required under this Section 15 be interpreted to limit in any way or manner the liability or the obligations of Dreyer’s or Producer under this Agreement.

15.4. Any and all claims, rights, actions, obligations, debts, interest, damages, charges, penalties, costs, attorneys fees and demands of any nature, whether arising in law or in equity, arising out of or relating to any acts or omissions that took place prior to the date of this Agreement are the responsibility and liability of Producer. This Section 15.4 does not apply to any claims associated with the Leases or the costs of shutting down the Arkansas Plant. Additionally, any expenses prepaid for the operation of the Arkansas Plant by Producer will be paid by Dreyer’s for the proportion that is allocable to the Arkansas Plant for the term of this Agreement (i.e. prepaid truck leases) as stated under Section 6.1 of this Agreement. This excludes all prepaid raw materials, inventory, or other items that are included as purchased assets in the Purchase Agreement.

16.	Indemnification.

16.1. Producer will indemnify, defend and hold harmless Dreyer’s and its customers from and against any and all losses, claims, costs, liabilities, damages and expenses (including, without limitation, reasonable attorney’s fees and disbursements) (collectively, “Liabilities” and individually a “Liability”) caused by or arising from, or in connection with, directly or indirectly, (i) Producer’s gross negligence or willful misconduct in meeting or the failure to meet any of its obligations under this Agreement, or (ii) the breach of Producer’s warranties, covenants or obligations under this Agreement. Producer will have the sole authority to conduct the defense of or settle any such claim or any action or proceeding based upon any such claim (so long as such settlement solely involves the payment of money) with the understanding, however, that Dreyer’s may retain additional counsel at its expense and participate in any such action or proceeding.

16.2. Dreyer’s will indemnify, defend and hold harmless Producer and its directors, officers and employees from and against any and all Liabilities resulting or arising from, or in connection with, directly or indirectly (i) any claims of infringement of trademarks and any other form of intellectual property arising out of or relating to, or in connection with, the use of the Trademarks by Producer in any manner authorized by this Agreement, (ii) the manufacture or packaging of the Products pursuant the Specifications, and/or (iii) the breach of any of Dreyer’s covenants or obligations under this Agreement. Dreyer’s will have the sole authority to conduct the defense of or settle any such claim (so long as such settlement solely involves the payment of money) or any action or proceeding based upon any such claim with the understanding, however, that Producer may retain additional counsel at its expense and participate in any such action or proceeding.

16.3. Each party will give the other party notice, as soon as reasonably practicable, of any demand, claim, suit, proceeding or Liability likely to fall within the purview of these indemnities. The obligations of Dreyer’s and Producer under this Section 16 will survive the expiration or termination of this Agreement for a period of six (6) years. IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR ANY PUNITIVE DAMAGES ARISING IN TORT OR CONTRACT. Dreyer’s is entitled to recover loss of profits if Producer, voluntarily and at its election without Dreyer’s written approval, decides to shut down, close, or stop making Products at the Arkansas Plant pursuant to the requirements of this Agreement before the Termination Date.

17. Waiver. No waiver by either party of any default or breach of any covenant hereunder will be implied from any omission by either party to take action on account of such default if such default persists or is repeated. No express waiver will affect any default other than the default specified in the waiver, and then said waiver will be operative only for the time and to the extent therein stated. Waivers by either party of any covenant, term or condition contained herein will not be construed as a waiver of any subsequent breach of the same covenant, term or condition. The consent or approval by either party to or of any act by the other party will not be deemed to waive or render unnecessary consent or approval to or of any subsequent similar acts.

18. Notices. Any notices will be in writing delivered by a commercially recognized overnight carrier or personal delivery and deemed effective upon receipt. Notices will be addressed to the parties at the addresses set forth on page 1 of this Agreement, or to any changed address that is given by notice complying with this Subsection.

19. Assignment. This Agreement (including any rights or obligations hereunder) may not be assigned or transferred by either party, by operation of law or otherwise, without the prior written consent of the other party.

20. Complete Agreement. Except as expressly provided herein, this Agreement and Purchase Agreement, including all exhibits hereto and thereto, contains all terms, covenants, conditions, warranties and agreements of the parties relating in any manner to the manufacture of the Products referred to herein and constitutes the complete agreement between the parties with respect to its subject matter and supersedes all prior or contemporaneous agreements, discussions, representations, and proposals, written or oral, with respect to the subject matters discussed herein. No modification of this Agreement will be effective unless contained in writing and signed by an authorized representative of each party and any handwritten changes or modifications to this Agreement will not be binding on either party. Notwithstanding applicable law, electronic communications will not be deemed signed writings. No term or condition contained in Producer’s invoice, Dreyer’s order or similar document will apply unless specifically agreed to by Dreyer’s or Producer, as the case may be, in writing, and all such terms or conditions are otherwise hereby expressly rejected.

21. Governing Law; Venue. This Agreement will be governed by and construed in accordance with the laws of the State of New York without regard to any contrary conflicts of law principles. All legal proceedings arising under this Agreement will be initiated and maintained in the state or federal courts in New York, New York. The parties hereby irrevocably consent to such jurisdiction and venue.

22. Attorneys’ Fees and Costs. The prevailing party in any legal proceeding, including but not limited to any arbitration, relating to this Agreement will be entitled to recover its reasonable attorneys’ fees and costs, including allocable in-house legal fees and costs, incurred in connection with such legal proceeding, and any appeal, as part of the same proceeding.

23. Dispute Resolution. Any dispute concerning any term of this Agreement will be resolved, if possible, first through direct negotiation in good faith.  In the event that such good faith negotiation fails to resolve the dispute, then the dispute will be resolved through mediation to be conducted either through the auspices of the Judicial Arbitration and Mediation Services (“JAMS”), or any successor entity, pursuant to its mediation rules and procedures, except to the extent that the parties agree to modify those rules and procedures.  When a demand for mediation is made, the parties will within 10 days jointly arrange for mediation through the auspices and pursuant to the mediation rules and procedures of JAMS in New York, New York; or through such other mediation service or mediator to which the parties agree.

Nothing in this Agreement will prevent either party from resorting to judicial proceedings for the limited purpose of seeking a preliminary injunction or to avoid the barring of the claim under the applicable statute of limitations.  In addition, resort by either party to negotiation or mediation pursuant to this Agreement shall not be construed under the doctrine of laches, waiver or estoppel to affect adversely the rights of either party to pursue any such judicial relief; provided, however, that irrespective of the filing of any such request for judicial relief, the party shall continue to participate in the dispute resolution proceedings required by this paragraph.  Any negotiation or mediation which takes place pursuant to this Agreement shall be confidential and shall be treated as a compromise and settlement negotiation for purposes of the Federal Rules of Evidence and State rules of evidence.

24. Severability. In the event that any provision of this Agreement is found invalid or unenforceable, it will be enforced to the extent permissible and the remainder of this Agreement will remain in full force and effect.

25. Force Majeure. Except for the payment of money when due, neither party will be liable for delays in performance or a failure to perform hereunder due to causes beyond its reasonable control, including acts of nature, acts of any government, wars, terrorism, riots, fires, floods, accidents, communication failures, state or nation wide power failures or blackouts, or embargoes. With respect to labor difficulties, a party will not be obligated to accede to any demands being made by employees or other personnel. In the event of such delays, schedules in effect at the time will be extended for such additional period of time as is determined to be equitable by the parties.

26. Duplicate Originals; Faxed Signatures. This Agreement may be executed in any number of counterparts, each of which will be an original and all of which will constitute together one and the same document. Signatures transmitted by telecopier will be deemed originals.

27. Time Captions. The captions in this Agreement are for convenience only and will not in any way limit or be deemed to construe or interpret the terms and provisions hereof.

28. Words. Words used in the singular will include the plural and words used in the masculine gender include the neuter and the feminine.

29. Neither Party Agent of the Other. This Agreement does not constitute either party an agent of the other and, except as expressly set forth herein, neither party will be liable for debts, obligations, torts or liabilities of the other, its agents or employees. Neither Dreyer’s nor Producer will have, nor will either represent itself as having, any right, power or authority to create any contract or obligations, either express or implied, on behalf of, in the name of, or binding upon the other party, or to pledge the other’s credit or to extend credit in the other’s name unless the other party will consent thereto in advance in writing.

30. Successors All the terms, covenants and conditions hereof will be binding upon and inure to the benefit of the permitted successors and assigns of the parties hereto; provided however, that nothing in this paragraph will be deemed to permit any assignment contrary to the provisions of Section 19.

Exhibit A

The Products

[REDACTED]

Exhibit B

Ordering Schedule

4 Week Guarantee Order Placement Date	8 Week Forecast Placement Date
January 22, 2007	January 22, 2007
February 5, 2007
February 19, 2007	February 19, 2007
March 5, 2007
March 19, 2007	March 19, 2007
April 2, 2007
April 16, 2007	April 16, 2007
April 30, 2007
May 14, 2007	May 14, 2007
May 28, 2007
June 11, 2007	June 11, 2007
June 25, 2007
July 9, 2007	July 9, 2007
July 23, 2007
August 6, 2007	August 6, 2007
August 20, 2007
September 3, 2007	September 3, 2007
September 17, 2007

**This Schedule does not mandate production until the end of September. It is for illustrative purposes only on how the ordering process will work.

Exhibit C

Formulae and Specifications

[REDACTED]

Exhibit D

Billing Procedures

As of the Effective Date, Dreyer’s will begin the process of converting all suppliers/vendors to be paid directly by Dreyer’s. All suppliers/vendors will be transitioned to Dreyer’s accounts payable system within thirty (30) days from the Effective Date (“Transition”) period.

1.	Raw Materials and Packaging

a.	As of the Effective Date, Producer will send all invoices received for Raw Materials and Packaging immediately to the following address:

Dreyer’s Grand Ice Cream, Inc.
c/o Accounts Payable - EP
5929 College Ave
Oakland, CA 94618

**This address may be changed during the term of this Agreement. If the address does change, Dreyer’s will provide notice according to Section 18 of this Agreement.

Producer will ensure that each invoice, if it is not otherwise clear, is marked stating what raw material or packaging is covered and how much was purchased by the invoice.

If Dreyer’s receives invoices from Producer that are due in ten (10) days or less, and the Vendor/Supplier charges a late and/or penalty fee because Dreyer’s check was not received timely, Producer is responsible for paying all such late and/or penalty charges directly to Dreyer’s.

b.
As of the Effective Date, Dreyer’s will send a letter to all vendors/suppliers explaining the change in the billing process. Dreyer’s will inform the vendors/suppliers that Dreyer’s will be the entity placing the orders and paying for all such invoices. Dreyer’s will set up all suppliers and vendors to be paid directly through the accounts payable process.

2.	Operation Expenses

a.
As of the Effective Date, the same process as detailed above will be followed for all supplier/vendor invoices that are due solely and directly to the operation of the Arkansas Plant for the term of this Agreement. Some of these bills include, but are not limited to, electricity, water, gas, etc.

3.	Payroll Expenses

a.
As of the Effective Date, Producer will submit weekly invoices to Dreyer’s to pay for only the employees wages incurred during such time period. Dreyer’s is not responsible for any other employee costs associated with performance of this Agreement.

Exhibit D continued…

Exhibit E

Transportation/Shipping

1.	Flash Freeze Location Addresses:

a.	Arkansas Refrigerated, 11 N B St, Fort Smith, AR 72910

b.	Partner, 4705 Brookhollow Cir, Riverside, CA 92509

c.	Arkansas Plant, 1415 S El Mira, Russellville, AR 72802

Exhibit F

Order Process

Exhibit G

Quality Control

I.
There are certain basic programs, which must be in place prior to becoming a co-packer for Dreyer’s Grand Ice Cream. These programs serve as the “foundation” for all food safety and quality systems that will be utilized by Dryer’s co-packers. HAACP and MCP programs must also be in place.

These prerequisites will include the following systems: (See the sections in the manual which specifically address these programs)

•    RECALL PROGRAM:
A program must be in place that will ensure the tracking of any lot of product throughout the entire raw material receiving, processing, packaging, storage, and distribution process.

•    AIR QUALITY:
Programs must be in place to monitor and ensure the quality of the compressed air used in the manufacture of Dreyer’s products. This includes, but not limited to air used to achieve overrun at the freezers, air used to agitate or move fluid products, air used to air-blow CIP solutions, air used to open food packages, air directed onto food contact surfaces, etc…

•    WATER QUALITY:
All water used in the manufacture of Dreyer’s products must be potable and meet all federal, state, and local requirements. Chill water supplies must be installed according to the requirements in the Pasteurized Milk Ordinance (PMO).

•    PEST CONTROL PROGRAM:
A formal, written Pest Control Program must be in place.

•    ENVIRONMENTAL QUALITY:
A program designed to monitor the risks relative to environmental contaminants. (Refer to the Dreyer’s/Edy’s environmental program included in this manual)

•    HOLD AND DISPOSITION PROGRAM:
A program to withhold any product which does not meet Dreyer’s specifications from distribution, and to properly dispose of that product.

•    PROCESS DOCUMENTATION:
A program, which details the type and location of each piece of equipment in the facility used to produce Dreyer’s products.

•    REGULATORY COMPLIANCE:
A program, which through training, education and self-inspections, ensures that all regulatory requirements are met, and the plant is “Inspection Ready”.

II.	Audit of Co-Packer Facilities

To ensure compliance with Dreyer’s product requirements/standards, and to serve as a support to Dreyer’s Co-Packers, a system of facility audits will be put in place. This audit system consists of three levels:

a)	Monthly audits conducted by Dreyer’s personnel or by Dreyer’s designee. This audit will focus on:

1.	a review of MCP/HACCP data/requirements

2.	a cutting and tasting of Dreyer’s product

3.	a physical tour of the facility, and observation of processing/quality practices

4.	a review of recent consumer contact information

5.	a review of environmental sampling results, as well as a review of stress coliform records.

b)	Internal audits conducted by the Co-Packer. These audits should be conducted on a frequency and with an intensity that will ensure favorable results of the audit listed above.

III.
Plant Environment. To ensure the environment within the plant does not constitute a product safety issue for the consumer, and to be certain the plant complies with the appropriate state and federal regulations.

Environmental Quality Standards:
Building Structure       Equipment Surfaces
Listeria spp. Negative   Listeria spp. Negative

Plant Environmental Control Program

•
General Plant Area (GPA): Shall mean those areas of the plant containing a variety of environments, but that are defined by very specific, recognizable boundaries. Examples of GPA’s include Packaging Department, Mix Silo Storage Areas, Mix Making and Raw Dairy Handling Areas, etc.

•
Specific Sample Location (SSL): Shall mean a specific geographical site that represents a singular environment. Examples of SSL’s include: a specific floor drain, the conveyor belt of a metal detector, the drip shield on a specific filler, etc. For environmental testing purposes, SSL’s should be sub-grouped as follows:

◦
Floor Level Areas (FLA): Those non-product contact surfaces that are close to the floor and have minimum proximity to product zone areas. Examples include: floor drains, floor/wall junctions, foot baths, floor entry ways, pallets, trash cart wheels, floor areas under equipment, low level cat walks, etc.

◦
Equipment Minor Surfaces (EMS): Non-product contact surfaces of fixed equipment in the plant that are not in very close proximity to product zone areas. These areas are generally lower down and do not pose an aerosol hazard to open product zones if sprayed with water, etc. Examples of EMS’s include: the underside of freezer frames, underside of flavor vats, underside of liquifiers, pipe work near and around silos and on walls not near open product zones, conveyors after wrappers, control panels, etc.

◦
Potential Product Zones (PPZ): PPZ’s are best described as equipment surface areas that are in very close proximity to direct product contact zones, and potential product zones. Many of these surfaces are on mobile equipment that can easily be disconnected and moved to other areas of the plant. Examples of PPZ’s include: filler table areas, tops of flavor vats, tops of liquifiers, any fruit feeder surface (includes lower frame work of the fruit feeder), pump housings, ingredient buckets, pipes above and around open product zones, and conveyor at waist level near or around the filler area, etc.

•
Product Contact Surfaces: Shall mean all those surfaces which are exposed to the product and surfaces from which liquids (materials) may drain, drop, diffuse (where applicable) or be drawn into the product. (Surfaces that contain packaging materials may be included in this definition for some equipment.)

•	Non-product Contact Surfaces: Shall mean all other exposed surfaces.
•      Product Zone: Shall mean those product contact surfaces normally in direct contact with product that is intended to be packaged.

IV.
Plant Air Quality. To ensure plant air complies with all appropriate state and federal regulations, and is not a health risk to the occupants of the plant, nor compromises product safety for the consumer.

AIR QUALITY STANDARDS
Minimum requirements for plant air quality based on a quarterly testing frequency*.
Minimum requirement:
•    Ambient air
Microorganisms, 15 minute exposure (4 test sites)                <16 colonies
Centrifugal air sampler (see attached)
Bacteria                                                                               <250 CFU
Yeast and Mold                                                                   <100 CFU
Coliform                                                                               <13 CFU
•    Compressed air
Oil or water contamination                                                    None found
Listeria monocytogenes                                                       Negative

* Failure to meet a minimum requirement requires the plant to a.) increase the testing frequency to weekly, b.) determine the root cause of non-compliance, and c.) take corrective action. Quarterly testing frequencies may be reinstated after a.) cause of the failure has been documented, b.) corrective action taken and c.) three out of the last four samples have been in compliance.

•      Sampling. Ambient air- four (4) locations based on the highest risk areas identified in the risk assessment. Compressed air- three (3) locations: One sample directly downstream of the compressed air system drier/oil separator. One sample from the pasteurized mix air blow at the point where mix is transferred from the pasteurizers to the mix silo. One sample from the overrun air prior to entering the Turbon mixer (or similar device for incorporating air into the mix at the freezer).
•      Testing Methods
Ambient air- procedure 13.5C, Standard Methods for the Examination of Dairy Products
Compressed air- ASTM procedure D-4285-83 (Re-approved 1993)

TESTING AIR USING A CENTRIFUGAL AIR SAMPLER
While testing for contaminants in environmental air can be accomplished using sedimentation plates, a more accurate method is the use of centrifugal air samplers such as the Biotest R. C. S. centrifugal sampler. See Standard Methods for the Examination of Dairy Products.
Target counts for environmental air:
Bacteria - <250 CFU/M3.
Yeast and Mold - <100 CFU/M3.
Coliform - <13 CFU/M3.

Agar strips specific for performing the above tests are available from Biotest Diagnostics Corp., 6 Daniel Road East, Fairfield NJ 07006.
              The accuracy of micro testing results of compressed air can be improved by:
Using sterile tubing, bubble compressed air into 99 ml sterile milk for two minutes.
Stress the sample at 70 F for 18 hours.
Perform the SPC test according to Standard Methods for the Examination of Dairy Products.
Target result is <10/gram.

V.
PLANT WATER. To ensure that water used within the plant is not a health risk to the occupants of the plant, nor becomes a product safety issue for the consumer, and to ensure plant water complies with the definition of "potable water" and all other appropriate state and federal water regulations.

WATER QUALITY STANDARDS
Minimum requirements based on a quarterly evaluation*

Minimum Requirement:
•    Plant water supply
                Water supplier's test results                                                Review with supplier

• Plant water use*
Microbiological -
◦ Heterotrophic Plate Count/ 1 ml                                            100/ml maximum
◦ Total coliform/100 ml                                                            Zero
Physical -
◦ Turbidity                                                                               1 TU maximum
Chemical -
◦ pH**                                                                            not to exceed shift of 3.0 pH points

* Failure to meet a minimum requirement requires the plant to a.) increase the testing frequency to weekly, b.) determine the cause of non-compliance, and c.) take corrective action. Quarterly testing frequencies may be reinstated after a.) cause of the failure has been documented, b.) corrective action taken, and c.) three out of the last four samples have been in compliance.

** pH variances should be evaluated for the effect on the sanitation program (specifically on the effectiveness of acid sanitizers) and equipment corrosion, followed by appropriate action.

PLANT WATER CONTROL PROGRAM
Risk Management (minimum requirement).
•      Plant water supply: The plant shall develop a working relationship with the water supplier, whereby a) the Company is promptly notified of potential water quality problems, and b) the water supplier reviews its test results with the plant at least quarterly.
•      Internal water use: At least one quarterly sample from each of the following locations: product make-up water (micro, turbidity), CIP water supply (chemical), two general-use hose stations in the packaging area (micro), a drinking fountain (micro), and water supply for a pasteurized mix transfer pump or Turbon pump equipped with a water-type seal (micro).

STRESS TESTING OF CHILL WATER (SWEET WATER)
The testing of chill water for coliform should be done on a weekly basis. The importance of this test is to determine the contamination potential of dairy products with water borne microorganisms, which could be growing in the chill water. Another important aspect of this testing is due to the ability of Listeria to grow under the same conditions that support the growth of coliform.
Due to the low temperature of the chill water, it is sometimes difficult to isolate coliforms from the chill water within the time parameters of the test. To improve the recovery of coliform from the chill water, the following procedure for enrichment and stress incubation is suggested:
•    Aseptically take a sample of the chill water to be tested.
•    Aseptically transfer 5 mL of the chill water to 99 mL sterile milk.
•    Incubate the sample at 70 F for 18 hours OR at 32 C for 8 hours.
•    Transfer 1mL of the sample to petri dish containing VRB or to Petrifilm for coliform testing.
•    Incubate at 32 C for 24 hours. Follow Standard Methods for the Examination of Dairy Products.
•    Count the colonies.
•    Target count is <1/mL

If chill water contains coliform, correction of the problem should include:
•    Treatment of the chill water tank with chemical to bring the pH of the chill water into the 9 to 11 pH range.
•    Treatment of the chill water with a chemical biocide to control the growth of microorganisms in the water.
•    In cases where coliform growth persists, it may be necessary to drain and clean the sweet water tank and recharge with fresh water and chemicals.
•    The covers on the chill water tank must be tight fighting and closed at all times.
•    The water inlet line to the chill water tank and the overflow line from the chill water tank must be piped according to the requirements found in the PMO.

VI.	NONCONFORMING DREYER'S / EDY'S CO-PACKED PRODUCT DISPOSITION

The following requirements detail the necessary action steps that should be taken before HOLD product can be dispositioned by a Co-Packer:

Determine the cause of rejection. Product that is rejected because it is not fit for human consumption (examples include but are not limited to: microbiological, foreign material, GMP violations, temperature abuse etc.) must be destroyed at a land fill site. Product that is rejected due to significant functional defects (examples include but are not limited to: misformulation, incorrect package labeling, no wraps etc.) must be destroyed at a land fill site. Product that is rejected due to minor quality defects (examples include but are not limited to: inject / fruit feeder ingredient missing or low, poorly formed, low coating, minor wrap defects, out of code, etc.) must be reviewed with Dreyer's Co-Pack Quality Systems Manager. Product may be sent to a reputable damaged goods liquidator, and/or food bank operation with prior approval by Dreyer's.

Notification to Dreyer's: please refer to Section IV: Product Safety: Hold Release and Disposition Procedure.

VII.	SANITATION PROGRAM

Each plant that has been designated as a co-packer for Dreyer’s Grand Ice Cream must have an established, formal sanitation program which will ensure that all equipment used to process Dreyer’s products is adequately cleaned and sanitized. “Equipment” will be understood to include environmental surfaces. Elements of the sanitation program will include, but not be limited to, the following:
•	A Master Sanitation Schedule. This schedule will include the following elements:
•
A detailed listing of every cleaning task which must be done in the plant. This list includes not only the major, cleaning tasks but such details as changing/inspection of line gaskets, the disassembly of air blow assemblies, the inspection of product pump back plates, carbon seals and shaft ‘O’ rings, etc.

•	The frequency at which the various cleaning/inspection/sanitizing functions must be conducted.
•	A means of tracking the Master Sanitation Schedule to ensure that it is properly functional.
•	The individual, or title of the individual who is responsible to see that the Master Sanitation Schedule is being followed.
•	A plan of action to be taken if the Master Sanitation Schedule is not followed. Documentation that this action was taken.
•	Written cleaning/sanitizing procedures for each piece of equipment and/ or area.
•
Documentation that each piece of equipment is properly cleaned/sanitized. This documentation can be in the form of CIP charts, cleaning logs, chemical solution concentration logs, equipment check-off sheets, etc.

•	CIP charts must be properly filled out and include at least the following information:
◦    Name & Location of the establishment
◦    Date that the cleaning/sanitizing took place
◦    CIP unit number
◦    Circuit or tank being cleaned
◦    Operators name or initials
◦    Any unusual occurrence
◦    Chemical concentration (Optional on the CIP chart but must be documented somewhere.)

All CIP operators must be trained in the proper documentation of CIP charts. Records of this training must be on file and available for inspection.

CIP charts must be reviewed and approved daily by a designated individual. Immediate action is required if discrepancies are found. Written records of action taken should be on file and available for review by Dreyer’s personnel. Spot checking of the charts should be done on at least a monthly basis by a member of the management team.

CIP charts must be retained for at least 90 days.

All individuals doing clean-up must be trained to properly clean/sanitize the equipment to which they are assigned. Provision must be in place to update this training to accommodate staff turn-over. Records of this training must be documented and available for review.

A program of inspection of the cleaning/sanitizing functions must be in place to ensure the effectiveness of the sanitation program. This inspection program would include visual tear-down inspections of equipment, laboratory analysis of product in process and finished products, Bioluminescence checks of cleaned surfaces (if possible), periodic examination of environmental and compressed air and other areas of concern as appropriate. Documentation of the above information must be reviewed by an appropriate member of the co-packer’s staff and be available for review by Dreyer’s personnel.

All plate units (HTST units, heat exchangers, plate coolers, etc.) must be dye checked to determine the presence of pin-holes or cracks at least twice per year. Records of this dye checking procedure must be documented and available for review by Dreyer’s personnel. The documentation should include any pin-holes/cracks found and the corrective action taken.

VIII.
RECALL PROGRAM. A formal and well documented recall program must be in place which is designed to ensure that that all lots of finished product can be traced throughout the entire process, from initial receiving of all ingredients to final distribution of the product. (ie. all lots of products, the ingredients used in those products, the processing times and temperatures of each lot, the date, and machine on which each lot of product was packaged should be easily traceable to each lot of finished product)

A recall program will include the following elements:
•	A written recall program will be in place.
•	A recall team must be established. Responsibilities, telephone numbers, and backups should be listed.
•	The recall program must be tested (mock recall) at least every six months. Deficiencies in the program must be corrected and documented. Records of the mock recall must be available for review.
•	Ingredients and finished products are properly coded.
•	Lot numbers and quantities of all ingredients are recorded as the ingredients are received.
•	Lot numbers and quantities are recorded on production records as the ingredients are used.
•	Ingredients used in all lots of products, including raw dairy ingredients are traceable to each lot of finished product.
•	Daily reconciliations are made of production records with cooler/warehouse/shipping records.
•	Bills of lading or shipping documents indicate the quantities and date codes of each product shipped, and the destinations to which those products are shipped.
•	The amount and date codes of all sales, product transferred to company stores, employee break rooms, Quality Control and product samples are documented.

IX.
HACCP Explanation. The abbreviation “HACCP” (Hazard Analysis of Critical Control Points) refers to preventative programs based solely on food safety. A HACCP program is set up specifically for a facility and the products being produced, and defines the parameters around particular manufacturing critical control points associated with product safety. It takes into consideration documentation, manufacturing practices, and prerequisite programs, and becomes a means of establishing and ensuring product safety. As stated above, each Co-Packing plant must have a fully implemented HACCP plan specific to its operation. The plan must also include certain components that Dreyer’s will require to be part of each individual HACCP plan. Each Co-Packers HACCP plan will be reviewed by Dreyer’s personnel.

A summary of the required components is listed below:
•	A HACCP flow chart must be developed for each process or product line.
•	A HACCP analysis chart for each process or product line must be in place. Hazards included in this risk analysis are microbial, chemical (including allergens) and physical hazards.
•	The “Hazard” associated with each Critical Control Point (CCP) must be identified.
•	The “Critical Limit” of each Critical Control Point must be established.
•	The “Action” and the action’s “Frequency” must be listed for each CCP.
•	The action to be taken whenever a CCP is found to be outside of the established Critical Limit must be established and documented.

•	The titles of the individuals responsible for monitoring the Critical Control Points must be assigned and documented.
•	The location of records for monitoring each CCP must be established and documented.
•	The plant HACCP program team must review the HACCP program when an event that may have an impact on the program occurs, or at least semi-annually. Records of this review must be on file and available.
•	Up-to-date and complete records must be maintained for each CCP to document the monitoring process. Records must be signed and dated by the individual monitoring the CCP.
•	Corrective action must be documented when a CCP is found outside of the Control Limit.
•	Person(s) monitoring each CCP must be trained on the control and monitoring of each CCP. Records of this training must be on file and available.
•	A system must be established to verify that the HACCP program has been implemented and is actually functioning as designed:
•	HACCP Control Point inspections schedules are developed and actually used.
•
Reports, which indicate the status of the records associated with the CCP; deviations and corrective actions; and/or modifications to the HACCP plan must be developed and issued to the appropriate member of the management team.

•	HACCP data will be reported on a monthly basis to the Co-Pack Quality Systems Manager.

A functional HACCP program ensures product safety, and focuses on prevention by identifying critical control points, and limits for those control points. It incorporates monitoring, documentation, and corrective actions, and establishes a system for evaluation/verification to determine its effectiveness.

X.
PRODUCTION AND QUALITY CONTROL. In addition to using HACCP programs to insure food safety, Dreyer’s utilizes a control point system similar to a HACCP system to define those control points which effect the quality of our products or processes. In this way, we can be sure that the proper controls and decision criteria are in place to insure consistently high quality product. The data taken at each of these points also provides an excellent indicator of the state of the process, thus enabling us to support Co-Pack partners without requiring continuous on-sight presence. Each production process must have current MCP’s in place which have been reviewed and approved by Dreyer’s/Edy’s.

•	An MCP flow chart must be developed for each process or product line.
•	An MCP analysis chart for each process or product line must be in place.
•	The “Characteristic” associated with each Manufacturing Control Point (MCP) must be identified.
•	The “Specification” for each MCP must be established.
•	The “Frequency” must be established and listed for each MCP.
•	The “Verification Procedure” and “Record Storage” must be listed for each MCP.
•	Operators must be trained on how to measure and react to data from each MCP.
•	Following each production day, MCP data must be reviewed and summarized. Any MCP’s which are out of specification must be evaluated for corrective action.
•	MCP data will be reported on a monthly basis to the Co-Pack Quality Systems Manager.

A documentation and communication system must be established to provide Dreyer’s/Edy’s with timely and accurate information about each production run. Following each production day, MCP data must be summarized as to % of the individual checks Required, which were found to be “Out Of Specification”. This summary, along with basic production run data must be sent to the Dreyer’s/Edy’s Co-Pack Manager by the end of the following day. At the end of the month or period, this data must be compiled and sent to the Dreyer’s/Edy’s Co-Pack Manager by the end of the first week following the end of the month or period.

XI.	COMMUNICATION REQUIREMENTS

Effective communication of Quality, Production, and Financial information is crucial to an effective Co-Pack relationship. The frequency of communication should be as follows:

•	Daily

Daily communication consists of Production and Quality data updates, and should be submitted by the end of the first business day following production of Dreyer’s/Edy’s product. The data should be e-mailed to the Co-Pack Manager and the Co-Pack Quality Systems Manager whenever possible. If e-mail is not available, the information should be faxed to both individuals.

•	Weekly

On a weekly basis, a finished product inventory update must be submitted to the designated Dreyer’s/Edy’s Co-Pack Customer Delight Rep.

All product placed on QC HOLD must be reported to the Co-Pack Quality Systems Manager on a weekly basis (including lot codes, amount on hold, reasons for hold, and any dispositions taken)

Environmental micro and finished product cutting results for each co-packing location must also be submitted on a weekly basis to the Co-Pack Quality Systems Manager.

•	Biweekly

Twice per month an inventory update on key materials must be submitted to the designated Dreyer’s/Edy’s Materials Coordinator.

•	Monthly

Billing information and the completed monthly Production/Quality databases (MCP, HACCP, and Pre-Requisite data) must be submitted to the appropriate Dreyer’s/Edy’s personnel.

Note: The specific scheduled dates for the above submissions will be established jointly by the Dreyer’s/Edy’s Co-Pack Manager and the individual Co-Packer, and should be included as an attachment within this section.

Exhibit H

Employee Lists

[REDACTED]

Exhibit I

Retention Program

1.
Eligibility - all employees listed in Exhibit H will be eligible for Retention Benefits provided they meet the requisite criteria. If Producer needs to hire additional employee due to turnover, this Agreement will be amended to include the new employee names and delete the previously employees name. All employees will be required to sign a release agreement releasing all claims that arose, if any, from the Effective Date to the Termination Date of this Agreement in order to be eligible for such Retention Benefits.

2.
Criteria - the Retention Benefits will be paid based on the employee’s accomplishing and/or achieving criteria. The criteria are as follows: Retention - all employees are required to stay until the Termination Date in order to receive any Retention Benefits; and b) Quality - all quality standards that are currently in place and met in order to ship Products will continue to be met through the Termination Date. Any employee who is terminated by Producer due to performance (includes safety incidents) and/or attendance is not eligible for any Retention Benefits. Failure to meet either one of these criteria, the employee will forfeit their Retention Benefits.

3.
Payout - If the employee is eligible and meets the criteria at the Termination Date, each employee will receive a total of three (3) months of their annual base salary according to the following schedule:

a.
Potential Payout at Termination Date = three (3) months of annual base pay. Those employees in Ronkonkoma who are only working proportionally for Dreyer’s will receive a portion of the three (3) months pay based on the percentage of time spent on facilitating the operation of the Arkansas Plant. For example, if Ronkonkoma Employee A only spends 10% of her job on facility the operation of the Arkansas Plant, he/she would only be eligible for 10% of the three (3) month Retention Benefit.

4.
Closure Crew - for employee’s who are selected to stay beyond the Termination Date to facilitate the shut down and clean up of the Arkansas Plant will be eligible for one-half of a percent (.5%) for each week of the clean up, in addition to their regular rate of pay. Dreyer’s, at its sole discretion, will determine when the Closure Crew will be complete. This additional retention bonus will be paid in a lump sum on or shortly thereafter the employee’s last day of employment.

Exhibit J

Expenses Related to Manufacturing of Products

Cost of goods (including raw materials and packaging)

Warehousing and blasting costs for raw materials and finished goods

Storage, shipping, handling and transportation

Insurance (only the proportion of premium allocable to the Arkansas Plant) (including any deductibles to be paid by Producer). To the extent Dreyer’s requests to have the deductible increased or reduced from its current level, Dreyer’s will incur the cost, if any, to the change in such deductible.

Equipment rental

Expenses Related to Operation and Maintenance of Arkansas Plant

G&A Expenses

Utilities (including electricity, fuel, gas and water)

Depreciation relating to equipment

Maintenance, repair and replacement of equipment (including supplies for maintenance and repair)

Administrative (including office supplies, telephone, postage, messenger/overnight delivery and printing)

Expenses for administrative functions currently performed in Ronkonkoma, New York (including utilities, telephone, rent, etc.) (only the proportion of costs allocable to the Arkansas Plant)

Insurance (including any deductibles to be paid by Producer) (only the proportion of premium allocable to the Arkansas Plant). To the extent Dreyer’s requests to have the deductible increased or reduced from its current level, Dreyer’s will incur the cost, if any, to the change in such deductible.

Real property rental taxes

Real estate and personal property taxes

Equipment rental

Vehicles (including rental fees, fuel and maintenance)

License and permit fees

Other miscellaneous expenses (e.g. rabbinical services)

Employee Related Expenses (to include the percentage of time out of the Ronkonkoma employee’s normal duties whose services are required to facilitate and sustain the operation of the Arkansas Plant)

Payroll

Payroll taxes

Employee benefits (including the percentage allocable to the employees of the 401k related expenses)

Insurance (including any deductibles to be paid by Producer) (only the proportion of premium allocable to the Arkansas Plant). To the extent Dreyer’s requests to have the deductible increased or reduced from its current level, Dreyer’s will incur the cost, if any, to the change in such deductible.

Retention Benefits

Vacation, paid time off, floaters and sick days (only hours accrued and unused from the Effective Date)

Expenses Relating to the Preparation and Return of the Arkansas Plant Under the Leases

Removal of personal property and fixtures

Leases termination costs

Preparation of Arkansas Plant to its original condition

Shutting down and/or deconstruction of ammonia system

Any other costs related to the preparation and return of the Arkansas Plant

EXHIBIT B

Escrow Agreement

ESCROW AGREEMENT

This ESCROW AGREEMENT (this “Escrow Agreement”) is made and entered into as of January 24, 2007 by and among Dreyer’s Grand Ice Cream, Inc., a Delaware corporation (“Purchaser”), U.S. Bank, National Association, a banking association (the “Escrow Agent”), as escrow agent, Integrated Brands, Inc., a New Jersey corporation (“Integrated Brands”), Eskimo Pie Corporation, a Virginia corporation (“Eskimo Pie”) (Integrated Brands and Eskimo Pie, individually, a “Seller,” and collectively, the “Sellers”).

Capitalized terms used but not otherwise defined in this Escrow Agreement shall have the meanings ascribed to such terms in the Purchase Agreement (as defined below).

Recitals

WHEREAS, Purchaser and the Sellers have entered into an Asset Purchase Agreement as of the date hereof (the “Purchase Agreement”), pursuant to which Purchaser will acquire certain assets from the Sellers (the “Acquisition”);

WHEREAS, in accordance with the Purchase Agreement, the parties desire to establish an escrow to provide a mechanism through which Purchaser and certain related parties may seek indemnification from the Sellers for any Indemnifiable Losses they sustain or incur; and

WHEREAS, the Escrow Agent is willing to act as the escrow agent under this Escrow Agreement to hold the aggregate amount of One Million Thirty-Seven Thousand Dollars ($1,037,000), along with any interest accumulated thereon, and as adjusted for any deliveries of such monies made pursuant to this Agreement (collectively, the “Escrow Funds”) in an escrow account (the “Escrow Account”).

Agreement

NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, covenants and agreements set forth in this Escrow Agreement and the Purchase Agreement, the parties hereto agree as follows:

ARTICLE I

ESCROW PROVISIONS

1.1 Establishment of Escrow Fund. Simultaneously with the execution of this Escrow Agreement, Purchaser has delivered the Escrow Funds to Escrow Agent to be held in the Escrow Account. Absent joint written direction from Purchaser and the Sellers to the contrary, the Escrow Funds shall be invested in a U.S. Bank Money Market Account, as further described in Schedule I hereof, and any interest paid on the Escrow Account shall become part of the Escrow Funds. The Escrow Funds shall be held by the Escrow Agent in escrow subject to the terms and conditions hereinafter set forth.

1.2 Maintenance of the Escrow. The Escrow Agent shall maintain records showing each Seller’s Proportionate Interest (as defined below) in the Escrow Account, if any, and shall adjust each Seller’s account to reflect distributions from, and additions or substitutions to, the Escrow Funds held for potential distribution to the account of such Seller in the Escrow Account, if any. For purposes of this Escrow Agreement, “Proportionate Interest” shall mean each Seller’s respective potential interest in the Escrow Funds, if any, which shall be set forth on Schedule II hereto and be provided to Escrow Agent by Sellers on the Closing Date, and as adjusted proportionately for any interest paid on the Escrow Account. The Escrow Agent is hereby authorized to effect any transfer of Escrow Funds required by this Escrow Agreement.

1.3 Rights of Ownership. No Escrow Funds or any interest therein may be pledged, sold, assigned or transferred, including by operation of law, by either Seller or be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of such Seller, prior to the delivery to such Seller of such Seller’s respective portion of the Escrow Funds as provided herein, unless specifically agreed to in writing by Purchaser.

1.4 Indemnification; Notice of Claim. Upon receipt by the Escrow Agent on or before the termination of the Escrow Period (defined below) of a certificate signed by any officer of Purchaser (an “Officer’s Certificate”) stating that an Indemnifiable Loss exists with respect to the indemnification obligations of the Sellers set forth in the Purchase Agreement, and specifying in reasonable detail the individual items of such Indemnifiable Loss included in the amount so stated, the date each such item was paid, or properly accrued or arose, and the nature of the misrepresentation, breach of warranty, covenant or claim to which such item is related, the Escrow Agent shall, subject to the provisions of Section 1.5 below, deliver to Purchaser out of the Escrow Account, as promptly as practicable, Escrow Funds held in the Escrow Account having a value equal to such Damages.

1.5 Objection to Claim.

(a) Written Objection. At the time of delivery of any Officer’s Certificate to the Escrow Agent, Purchaser shall deliver a duplicate copy of such Officer’s Certificate to each Seller and its counsel. For a period of thirty (30) days after such delivery, the Escrow Agent shall make no delivery of Escrow Funds unless the Escrow Agent shall have received written authorization from both of the Sellers to make such delivery. After the expiration of such thirty (30) day period, the Escrow Agent shall make delivery of the Escrow Funds from the Escrow Account in the amount specified in the Officer’s Certificate, provided that no such payment or delivery may be made if both of the Sellers shall object in a written statement to the claim made in the Officer’s Certificate, and such statement shall have been delivered to the Escrow Agent and to Purchaser prior to the expiration of such thirty (30) day period.

(b) Purchaser Response. In case the Sellers shall so object in writing to any claim or claims by Purchaser (or portion(s) thereof) made in any Officer’s Certificate (a “Contested Claim”), Purchaser shall have thirty (30) days to respond in a written statement to the objection of the Sellers. If after such thirty (30) day period there remains a dispute as to any claims, the Sellers and Purchaser shall attempt in good faith for sixty (60) days to agree upon the rights of the respective parties with respect to each of such claims. If the Sellers and Purchaser should so agree, a memorandum setting forth such agreement shall be prepared and signed by the parties and shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and shall distribute the Escrow Funds from the Escrow Account in accordance with the terms thereof. If in the event Sellers and Purchaser are not able to so agree, such dispute shall be resolved in accordance with the terms of Section 1.9 hereof. The Escrow Agent shall be entitled to rely upon any judgment of a court of competent jurisdiction and shall distribute the Escrow Funds from the Escrow Account in accordance with the terms thereof.

1.6 Distribution of Escrow Fund; Termination of Escrow.

(a) The Escrow Account shall be in existence immediately following the Effective Time and shall terminate at 5:00 p.m., Pacific time, on the twelve-month anniversary of the Closing Date (the “Escrow Period”); provided, however, that a portion of the Escrow Funds that is necessary to satisfy any unsatisfied claims specified in any Officer’s Certificate delivered to the Escrow Agent prior to termination of the Escrow Period with respect to facts and circumstances existing prior to or on the twelve month anniversary of the Closing Date, shall remain in the Escrow Account until such claims have been resolved in accordance with Section 1.5.

(b) Within ten (10) business days after the termination of the Escrow Period (the “Release Date”), the Escrow Agent shall release from escrow to the Sellers their Proportionate Interests in the Escrow Funds in the Escrow Account, less with respect to each such Seller (i) such Seller’s pro rata portion of any liability described in an Officer’s Certificate delivered to the Escrow Agent in accordance with Section 1.4 and (ii) such Seller’s pro rata portion of any liability described in an Officer’s Certificate delivered to the Escrow Agent in accordance with Section 1.6(a) with respect to any pending but unresolved indemnification claims of a member of the Purchaser Group. Any Escrow Funds held as a result of clause (i) or (ii) of the preceding sentence shall be released to the Sellers or released to Purchaser (as appropriate) promptly upon resolution of each specific indemnification claim involved. Escrow Funds held in escrow shall be released to the respective Sellers in accordance with their Proportionate Interests.

1.7 Term of Escrow Agreement. This Escrow Agreement shall terminate upon the distribution by the Escrow Agent of all Escrow Funds held in the Escrow Account.

1.8 Escrow Agent.

(a) Duties. Except as provided in this Escrow Agreement and except for Escrow Agent’s willful misconduct or gross negligence, Escrow Agent shall have no liability or obligation with respect to the Escrow Funds. Escrow Agent’s sole responsibility shall be for the safekeeping, investment, and disbursement of the Escrow Funds in accordance with the terms of this Escrow Agreement. Escrow Agent shall have no implied duties or obligations and shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein. Escrow Agent may rely upon any instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by the person or parties purporting to sign the same and to conform to the provisions of this Escrow Agreement. In no event shall Escrow Agent be liable for incidental, indirect, special, consequential or punitive damages. Escrow Agent shall not be obligated to take any legal action or commence any proceeding in connection with the Escrow Funds, or to appear in, prosecute or defend any such legal action or proceedings. Escrow Agent may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or of any other agreement or of its duties hereunder, and shall incur no liability and shall be fully protected from any liability whatsoever in acting in accordance with the opinion or instruction of such counsel. Purchaser shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel.

(b) Indemnification. From and at all times after the date of this Escrow Agreement, Purchaser and Sellers shall, to the fullest extent permitted by law and to the extent provided herein, indemnify and hold harmless Escrow Agent against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including, without limitation, reasonable attorneys’ fees, costs and expenses) incurred by or asserted against Escrow Agent from and after the date hereof, whether direct, indirect or consequential, as a result of or arising from or in any way relating to any claim, demand, suit, action or proceeding (including any inquiry or investigation) by any person, whether threatened or initiated, asserting a claim for any legal or equitable remedy against any person under any statute or regulation, including, but not limited to, any federal or state securities laws, or under any common law or equitable cause or otherwise, arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of this Escrow Agreement or any transactions contemplated herein, whether or not the Escrow Agent is a party to any such action, proceeding, suit or the target of any such inquiry or investigation; provided, however, that the Escrow Agent shall not have the right to be indemnified hereunder for any liability finally determined by a court of competent jurisdiction, subject to no further appeal, to have resulted solely from the gross negligence or willful misconduct of the Escrow Agent. If any such action or claim which Escrow Agent is entitled to indemnification hereunder shall be brought or asserted against the Escrow Agent, the Escrow Agent shall promptly notify Purchaser in writing, and Purchaser shall assume the defense thereof, including the employment of counsel and the payment of all expenses. The Escrow Agent shall, in its sole discretion, have the right to employ separate counsel in any such action and to participate in the defense thereof, and the fees and expenses of such counsel shall be paid by the Escrow Agent unless (i) Purchaser agrees to pay such fees and expenses, or (ii) Purchaser shall fail to assume the defense of such action or proceeding or shall fail, in the reasonable discretion of Escrow Agent, to employ counsel satisfactory to the Escrow Agent in any such action or proceeding, or (iii) the named parties to any such action or proceeding (including any impleaded parties) include both Escrow Agent and Purchaser, and Escrow Agent shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or additional to those available to Purchaser. All such fees and expenses payable by Purchaser pursuant to the foregoing sentence shall be paid from time to time as incurred, both in advance of and after the final disposition of such action or claim. All of the foregoing losses, damages, costs and expenses of Escrow Agent shall be payable by Purchaser upon demand by Escrow Agent. The obligations of Purchaser under this Section 1.8(b) shall survive any termination of this Escrow Agreement and the resignation or removal of Escrow Agent. Nothing contained in this Section 1.8 shall impair, limit, modify or affect the rights of the Sellers and Purchaser, as between themselves.

(c) Resignation of Escrow Agent. Escrow Agent may resign from the performance of its duties hereunder at any time by giving thirty (30) days’ prior written notice to

Purchaser and the Sellers or may be removed, with or without cause, by Purchaser and the Sellers, acting jointly, at any time by the giving of ten (10) days’ prior written notice to Escrow Agent. Such resignation or removal shall take effect upon the appointment of a successor Escrow Agent as provided herein. Upon any such notice of resignation or removal, Purchaser and the Sellers mutually shall agree upon and appoint a successor Escrow Agent hereunder, which shall be a commercial bank, trust company or other financial institution with a combined capital and surplus in excess of $100,000,000, unless waived by Purchaser and the Sellers. Upon the acceptance in writing of any appointment as Escrow Agent hereunder by a successor Escrow Agent, such successor Escrow Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Escrow Agent, and the retiring Escrow Agent shall be discharged from its duties and obligations under this Escrow Agreement, but shall not be discharged from any liability for actions taken as Escrow Agent hereunder prior to such succession. After any retiring Escrow Agent’s resignation or removal, the provisions of this Escrow Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Escrow Agent under this Escrow Agreement.

(d) Receipt. By its execution and delivery of this Escrow Agreement, Escrow Agent acknowledges receipt of the Escrow Funds.

(e) Fees of Escrow Agent. All fees and costs of the Escrow Agent, including the normal and usual costs of administering the Escrow Account, as set forth on Schedule III hereto, shall be paid by Purchaser. In the event that the conditions of this Escrow Agreement are not promptly fulfilled or that the Escrow Agent renders any service hereunder not provided for herein or that there is any assignment of any interest in the subject matter of the Escrow Funds or modification hereof, the Escrow Agent shall be reasonably compensated for such extraordinary services by the party that is responsible for or requests such services.

1.9 Arbitration.

(a) Each Contested Claim will be settled by binding arbitration pursuant to this Section 1.9 unless otherwise agreed by the Sellers and Purchaser. Any portion of a claim for an Indemnifiable Loss which is not contested shall be settled as set forth in Section 1.5(a) hereof. The final decision of the arbitrator shall be furnished to the Escrow Agent, the Sellers and Purchaser in writing and will constitute a conclusive determination of the issue in question, binding upon the Sellers and Purchaser and shall not be contested or appealed by any of them. After notice that a claim is contested by the Sellers, the Escrow Agent will continue to hold in the Escrow Fund property having a value sufficient to cover such Contested Claim until the earlier of (i) execution of a settlement agreement by the Sellers and Purchaser setting forth a resolution of the Contested Claim, or (ii) receipt of a copy of the final award of the arbitrator.

(b) Any Contested Claim shall be settled by arbitration in New York City, New York, before one arbitrator. The arbitration shall be administered by JAMS and, except as herein specifically stated, in accordance with the Streamlined Arbitration Rules and Procedures of JAMS (“JAMS Rules”) then in effect. However, in all events, these arbitration provisions shall govern over any conflicting rules which may now or hereafter be contained in the JAMS Rules. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction over the subject matter thereof. The arbitrator shall have the authority to grant any equitable and legal remedies that would be available in any judicial proceeding instituted to resolve a Contested Claim.

(c) Any legal fees or other such expenses incurred by the Sellers in challenging a Contested Claim shall be borne by the Sellers and any legal fees or other such expenses incurred by the Purchaser in a Contested Claim shall be borne by the Purchaser. Notwithstanding the foregoing, in the event that the Sellers prevail in challenging a Contested Claim, as determined by the arbitrator, the Purchaser shall pay to the Sellers an amount equal to the legal fees, costs and expenses awarded to the Sellers by the arbitrator by delivering payment therefor to the Sellers within twenty (20) days following receipt of the arbitrator’s decision. If a member of the Purchaser Group prevails in a challenge by the Sellers of a Contested Claim, as determined by the arbitrator, the legal fees, costs and expenses incurred by a member of the Purchaser Group shall be paid to the Purchaser from the Escrow Funds in accordance with the provisions of this Agreement.

ARTICLE II

GENERAL PROVISIONS

2.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered: (i) upon receipt if delivered personally; (ii) three (3) business days after being mailed by registered or certified mail, postage prepaid, return receipt requested; (iii) one (1) business day after it is sent by commercial overnight courier service; or (iv) upon transmission if sent via facsimile with confirmation of receipt to the parties at the following address (or at such other address for a party as shall be specified upon like notice):

If to the Purchaser: Dreyer’s Grand Ice Cream, Inc. 5929 College Avenue Oakland, California 94618 Attention: General Counsel Fax: 510.450.4592 Tel: 510.601.4380
with a copy (which shall not constitute notice) to: DLA Piper US LLP 2000 University Avenue East Palo Alto, California 94303-2248 Attention: Joe C. Sorenson, Esq. Fax: 650.833.2001 Tel: 650.833.2000

If to the Escrow Agent: U.S. Bank, National Association One California Street, Suite 2100 San Francisco, California 94111 Attention: Michael P. Susnow Fax: 415.273.4591 Tel: 415.273.4563

If to the Sellers:

Eskimo Pie Corporation
Integrated Brands, Inc.
c/o CoolBrands International Inc.
210 Shields Court
Markham, ON L3R 8V2
Canada
Attention: Michael Serruya, Chief Executive Officer

Fax:  905.479.5235
Tel: 905.479.8762

With a copy (which shall not constitute notice) to:
Ellenoff Grossman & Schole LLP 370 Lexington Avenue New York, New York 10017 Stuart Neuhauser, Esq. Fax: 212.370.7889 Tel: 212.370.1300

or at such other address or number for a party as shall be specified by like notice. Any notice which is delivered in the manner provided herein shall be deemed to have been duly given to the party to whom it is directed upon actual receipt by such party or its agent.

2.2 Parties Bound by Agreement. The terms, conditions and obligations of this Escrow Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and assigns. Except as hereinafter provided, without the prior written consent of the other parties, no party may assign such party’s rights, duties or obligations hereunder or any part thereof to any other person or entity.

2.3 Number; Gender. Whenever the context so requires, the singular number shall include the plural and the plural shall include the singular, and the gender of any pronoun shall include the other genders.

2.4 Headings. The headings of the Articles and Sections of this Escrow Agreement are inserted for convenience only and shall not be deemed to constitute part of this Escrow Agreement or to affect the construction hereof.

2.5 Modification and Waiver. Any of the terms or conditions of this Escrow Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof. No waiver of any of the provisions of this Escrow Agreement shall be deemed to or shall constitute a waiver of any other provision hereof. This Escrow Agreement may be modified as amended only with the written consent of Purchaser, each of the Sellers and the Escrow Agent.

2.6 Construction. This Escrow Agreement shall be governed and construed in accordance with the laws of the State of New York without regard to the laws that may otherwise govern under any applicable conflicts of law principles thereof. No provision of this Escrow Agreement shall be construed against or interpreted to the disadvantage of any party by any court or other governmental or judicial authority or by any board of arbitrators by reason of such party or its counsel having or being deemed to have structured or drafted such provision. Unless otherwise expressly provided herein, all references in this Escrow Agreement to Section(s) shall refer to the Section(s) of this Escrow Agreement.

2.7 No Limitation. The parties agree that the rights and remedies of any party under this Escrow Agreement shall not operate to limit any other rights and remedies otherwise available to any party under the Purchase Agreement or otherwise.

2.8 Severability. In the event that any provision of this Escrow Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Escrow Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Escrow Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

2.9 Purchase of Securities. The Escrow Agent and any shareholder, director, officer or employee of the Escrow Agent may buy, sell, and deal in any of the securities of Purchaser and become pecuniarily interested in any transaction in which Purchaser may be interested, and contract and lend money to Purchaser and otherwise act as fully and freely as though it were not Escrow Agent under this Escrow Agreement. Nothing herein shall preclude the Escrow Agent from acting in any other capacity for Purchaser or for any other entity.

2.10 Exclusions. Escrow Agent is not a party to, nor is it bound by, nor need it give consideration to the terms or provisions of, any agreement or undertaking among the undersigned or any of them, or between the undersigned or any of them and other persons, including, but not limited to, the Purchase Agreement or any agreement or undertaking which may be evidenced by or disclosed by the Escrow Fund, it being the intention of the parties that Escrow Agent assent to and be obligated to give consideration only to the terms and provisions this Escrow Agreement.

2.11 Absence of Third Party Beneficiary Rights. No provisions of this Escrow Agreement are intended, nor shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, affiliate, partner of any party hereto or any other person or entity unless specifically provided otherwise herein, and, except as so provided, all provisions hereof shall be solely between the parties to this Escrow Agreement.

2.12 Tax Reporting Documentation. Purchaser and the Sellers agree to provide the Escrow Agent with certified tax identification numbers for each of them by furnishing appropriate forms W-9 (or Forms W-8, in the case of non-U.S. persons) and other forms and documents that the Escrow Agent may reasonably request (collectively, “Tax Reporting Documentation”) to the Escrow Agent on or before the date hereof. The parties hereto understand that, if such Tax Reporting Documentation is not so certified to the Escrow Agent, the Escrow Agent may be required by the Internal Revenue Code, as it may be amended from time to time, to withhold a portion of the Escrow Fund or any interest or other income earned on the investment of monies or other property held by the Escrow Agent pursuant to this Agreement. The Escrow Agent need not make any distribution of all or any portion of the Escrow Funds to any person until such person has furnished to the Escrow Agent such Tax Reporting Documentation as the Escrow Agent may reasonably require.

2.13 Counterparts. This Escrow Agreement may be executed in two or more counterparts, each of which shall be deemed an original as against any party whose signature appears on such counterpart and all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

2.14 Important Information About Procedures For Opening A New Account. To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. For a non-individual person such as a business entity, a charity, a Trust or other legal entity the Escrow Agent will ask for documentation to verify its formation and existence as a legal entity. The Escrow Agent may also ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation.

IN WITNESS WHEREOF, the parties hereto have caused this Escrow Agreement to be executed as of the date first above written.

DREYER’S GRAND ICE CREAM, INC.

By:	“Timothy F. Kahn”
Name: Timothy F. Kahn
Title: Chief Operating Officer

U.S. BANK, NATIONAL ASSOCIATION
as Escrow Agent

By:	“Michael P. Susnow”
Name: Michael P. Susnow
Title: Vice President

INTEGRATED BRANDS, INC.

By:	“Michael Serruya”
Name: Michael Serruya
Title: President and CEO

ESKIMO PIE CORPORATION

By:	“Michael Serruya”
Name: Michael Serruya
Title: President and CEO

Schedule I

U. S. BANK MONEY MARKET ACCOUNTS
ACCOUNT DESCRIPTION AND TERMS

U.S. Bank money market accounts are U.S. Bank National Association (“U.S. Bank”) deposit accounts designed to meet the needs of Corporate Escrow and other Corporate Trust customers of U. S. Bank. Accounts pay competitive variable interest rates, which are determined upon the customer’s aggregated balance. Customer deposits are insured up to $100,000 per depositor pursuant to the Federal Deposit Insurance Corporation’s insurance rules.

Interest rates currently offered on the accounts are determined at U. S. Bank’s discretion and may change daily. U. S. Bank National Association uses the daily balance method to calculate interest on these accounts. This method applies a daily periodic rate to the principal in the accounts each day of the month and divides that figure by the number of days in the period. Interest on customer deposits begins to accrue on the business day funds are credited to a U.S. Bank deposit account. Interest is compounded on a monthly basis.

The owner of the accounts is U. S. Bank National Association as agent for its customers. All account deposits and withdrawals are performed by U.S. Bank National Association.

Schedule II

Schedule of Proportionate Interests
of
Sellers

Integrated Brands, Inc.	50%

Eskimo Pie Corporation	50%

Schedule III

Fees and Costs of Escrow Agent

Schedule of Fees for Services as
Escrow Agent

For
Dreyers Grand Ice Cream, Inc./Eskimo Pie

Initial Fees
01010	Acceptance Fee	$3,000.00

The acceptance fee includes the administrative review of documents, initial set-up of the account, and other reasonably required services up to and including the closing. This is a one-time fee, payable at closing.

U.S. Bank Corporate Trust Services reserves the right to refer any or all escrow documents for legal review before execution. Legal fees (billed on an hourly basis) and expenses for this service will be billed to, and paid by, the customer. If appropriate and upon request by the customer, U.S. Bank Corporate Trust Services will provide advance estimates of these legal fees.

"IMPORTANT INFORMATION
ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT"

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account.
For a non-individual person such as a business entity, a charity, a Trust or other legal entity we will ask for documentation to verify its formation and existence as a legal entity. We may also ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation."

Administration Fees Billed Annually
04460	Escrow Agent	$1,500.00
	Annual administration fee for performance of the routine duties of the escrow agent associated with the management of the account. Administration fees are payable in advance.
Incidental Expenses
SUCE0000	Charge for miscellaneous expenses such as; fax, messenger service, overnight mail, telephone, stationery and postage. This charge is a percent of total Administration Fees, charged in advance.	5.0%
Transaction Fees
10880	Disbursements/Draws	$0.00
	Charge per item disbursed. Includes the wire or check fee.
10100	Trades	$100.00
	Charge per trade to buy or sell investments, excluding automated sweep transactions.*

*Automatic sweeping of cash into money market funds is not considered a “trade” for the purposes of this fee. However, applicable fees are disclosed in the “Automatic Money Market Investments” authorization letter or the fund prospectus provided

10101	Receipts	$0.00
	Charge per receipt of funds via wire or check.
Direct Out-of-Pocket Expenses
	Reimbursement of expenses associated with the performance of our duties, including but not limited to publications, legal counsel after the initial close, travel expenses and filing fees.	At Cost
Extraordinary Services

Extraordinary services are duties or responsibilities of an unusual nature, including termination, but not provided for in the governing documents or otherwise set forth in this schedule. A reasonable charge will be assessed based on the nature of the service and the responsibility involved. At our option, these charges will be billed at a flat fee or at our hourly rate then in effect.

Account approval is subject to review and qualification. Fees are subject to change at our discretion and upon written notice. Fees paid in advance will not be prorated. The fees set forth above and any subsequent modifications thereof are part of your agreement. Finalization of the transaction constitutes agreement to the above fee schedule, including agreement to any subsequent changes upon proper written notice. In the event your transaction is not finalized, any related out-of-pocket expenses will be billed to you directly. Absent your written instructions to sweep or otherwise invest, all sums in your account will remain uninvested and no accrued interest or other compensation will be credited to the account. Payment of fees constitutes acceptance of the terms and conditions set forth.

Dated: January 4, 2007

EXHIBIT C

Form of Opinion of General Counsel of Purchaser

Mark LeHocky
Vice President &
General Counsel
mlehocky@dreyers.com

January 23, 2007

Eskimo Pie Corporation
Integrated Brands, Inc.
4175 Veterans Highway
Ronkonkoma, New York 11779

Ladies and Gentlemen:

This opinion is provided to you pursuant to Section 9.1(e) of the Asset Purchase Agreement, dated January 23, 2007 (the "Agreement"), by and among Dreyer's Grand Ice Cream, Inc., a Delaware corporation, Integrated Brands, Inc., a New Jersey corporation, and Eskimo Pie Corporation, a Virginia corporation. Capitalized terms used but not defined in this opinion shall have the meanings ascribed to such terms in the Agreement.

No opinion is expressed concerning any law other than the laws of the States of California and Delaware and the federal laws of the United States. No special investigation of statutes, laws, rules or regulations has been conducted and the opinions expressed with respect thereto are limited to such United States, California and Delaware statutes, laws, rules and regulations as in my experience are of general application. This opinion is based on my experience with such laws as are typically applicable to the transactions of the type contemplated by the Agreement.

No opinion is expressed with respect to (i) the effect of applicable bankruptcy, insolvency, reorganization, moratorium or other similar federal, state or international laws generally affecting the rights of creditors; (ii) the effect of general principles of equity, including, but not limited to, concepts of materiality, reasonableness, good faith and fair dealing, and the possible unavailability of specific performance or injunctive relief (regardless of whether such remedy is considered in a proceeding in equity or at law); (iii) the effect of California Civil Code Section 1698 and similar statutes and federal laws and judicial decisions providing that oral modifications to a contract or waivers of contractual provisions may be enforceable, if the modification was performed, notwithstanding any express provision in the agreement that the agreement may only be modified or an obligation thereunder waived in writing, or creating an implied agreement from trade practices or course of conduct; (iv) the effect of statutory law and judicial decisions which limit enforcement of an exculpatory or indemnity provision, or

510.652.8187 - 800.888.3442
5929 College Avenue, Oakland, California 94618
www.dreyers com

January 23, 2007
Page Two

realization upon any security provided therefor, including, without limitation, limitations on the enforcement of provisions which encompass indemnification or exculpation with respect to (a) the negligence or willful misconduct of the party seeking relief or of a person for whom said party is legally responsible, (b) violations of law, or (c) matters found to be contrary to statute or public policy; (v) the effect of California Civil Code Section 1670.5 and comparable laws and judicial decisions concerning the enforceability of contractual provisions which are unconscionable at the time the contract was made; or (vi) the compliance or noncompliance with the antifraud provisions of state and federal laws, rules and regulations concerning the issuance of securities.

Based upon the foregoing and subject to the qualifications and assumptions herein stated, I am of the opinion that:

    1.  Purchaser is a corporation duly organized and validly existing under the laws of the State of Delaware and has all requisite corporate power to own, lease and operate its properties and to carry on its business as currently being conducted.

    2.  Purchaser possesses all requisite corporate power, authority and legal right to enter into and perform its obligations under the Agreement and each of the Ancillary Documents to which Purchaser is a party.

    3.  The Agreement and each of the Ancillary Documents to which Purchaser is a party have been duly authorized and validly executed and delivered by Purchaser and constitute the valid, legal and binding obligations of Purchaser, enforceable against it in accordance with their respective terms.

    4.  The execution and delivery by Purchaser of the Agreement and the Ancillary Documents to which it is a party, and the performance by Purchaser of its obligations thereunder, will not: (a) conflict with or result in the breach of any term or provision of, or constitute a default under, the bylaws or the certificate of incorporation of Purchaser; or (b) violate any statute, rule or regulation applicable to Purchaser.

January 23, 2007
Page Three

This opinion is rendered based on the facts and circumstances, together with applicable law, existing on the date of this opinion, and no opinion is expressed as to the effect of any statute, rule, regulation or other law enacted, of any court decision rendered, or of the conduct of any person, which occurs after the date of this opinion. Moreover, I assume no obligation to advise you or any other person of any change, whether factual or legal, and whether or not material, that may hereafter arise or be brought to my attention after the date hereof.

This opinion is intended solely for your benefit in connection with the transactions contemplated by the Agreement. This opinion may not be relied upon by any other person, no copies of it may be delivered to any other person, and this opinion may not be used for any other purpose, without my express prior written consent.

Very truly yours,

DREYER'S GRAND ICE CREAM, INC.

Mark LeHocky
Vice President & General Counsel

EXHIBIT D

Form of Opinion of Sellers’ Counsel

370 Lexington Avenue
New York, NY 10017
Telephone: (212) 370-1300
Facsimile: (212) 370-7889
www.egsllp.com
January 23, 2007

Dreyer's Grand Ice Cream, Inc.
5929 College Avenue
Oakland, California 94618

Ladies and Gentlemen:

We have acted as special counsel to Integrated Brands, Inc., a New Jersey corporation and Eskimo Pie Corporation, a Virginia Corporation (collectively, the "Sellers"), in connection with the transactions contemplated by that certain Asset Purchase Agreement, dated as of January 23, 2007, by and among Dreyer's Grand Ice Cream, Inc. ("you" or "Dreyer's"), and the Sellers (the "Agreement"). The Agreement, collectively with such other documents, instruments or certificates called to be executed by Sellers under the Agreement are referred to herein as the "Ancillary Documents." All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

In rendering the opinions expressed below, we have examined originals or copies of: (i) the Agreement, (ii) the Sellers' Certificates of Incorporation, as amended, as in effect on the date hereof (the "Certificates of Incorporation"), (iii) a certificate of an officer of each Seller (the "Officer's Certificates"), (iv) each Seller's By-laws, as in effect on the date hereof (the "By-laws") and such certificates of public officials, corporate documents and records and other certificates, opinions, agreements and instruments and have made such other investigations as we have deemed necessary in connection with the opinions hereinafter set forth. In rendering the opinions expressed below, we have relied, as to factual matters, upon the representations and warranties of each Seller contained in the Agreement.

The opinions expressed herein are subject to the following assumptions, limitations, qualifications and exceptions:

A. We have made such legal and factual examinations and inquiries as we have deemed advisable or necessary for the purpose of rendering this opinion.

B. We have examined, among other things, originals or copies of such corporate records of each Seller, certificates of public officials and such other documents and questions of law that we consider necessary or advisable for the purpose of rendering this opinion. In such examination we have assumed the genuineness of all signatures on original documents, the authenticity and completeness of all documents, certificates and instruments submitted to us as originals, the conformity to original documents of all copies submitted to us as copies thereof, the legal capacity of natural persons, and the due

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execution and delivery of all documents, certificates and instruments (except as to due execution and delivery by each Seller) where due execution and delivery are a prerequisite to the effectiveness thereof. As to various questions of fact material to our opinion, we have relied without independent investigation on, and assumed the accuracy and completeness of, the Officer's Certificates, all certificates and written statements of the Sellers and the officers of the Sellers including those in the Agreement. We have not made any investigation as to the facts underlying the matters covered by the Officer's Certificates or statements of the Sellers or the officers of the Sellers.

            C. As used in this opinion, the phrase "to our knowledge" and the like mean to the current actual knowledge of the attorneys in this firm who have devoted substantive attention to this transaction, without any independent investigation. We have not made any investigation of other attorneys of this firm, or as to the facts underlying the matters covered by the certificates or statements of the Sellers or officers, directors or stockholders of the Sellers. We have not independently verified and express no opinion herein with regard to compliance by the Sellers with any representations, warranties or covenants in the Agreement or documents or instruments executed and delivered in connection therewith.

            D. For purposes of this opinion, we have assumed that you as a party to the Ancillary Documents have all requisite power and authority, and have taken any and all necessary corporate action, to execute and deliver the Agreement and the other Ancillary Documents and we are assuming the representations and warranties made by you in the Agreement and Ancillary Documents are true and correct.

            E. Our opinion is based upon our knowledge of the facts as of the date hereof and assumes no event will take place in the future which would affect the opinions set forth herein other than future events contemplated by the Agreement and the other Ancillary Documents. We assume no duty to communicate with you with respect to any change in law or facts which comes to our attention hereafter. We have assumed there are no oral modifications or written agreements or understandings which limit, modify or otherwise alter the terms, provisions and conditions of, or relate to, the transactions contemplated in the Agreement and the other Ancillary Documents.

            F. In rendering the opinion in paragraph 1 with respect to legal existence and good standing of the Sellers, we have relied solely upon certificates of the Secretary of the State of New Jersey and the Secretary of the Commonwealth of Virginia.

            G. We have assumed the truth and accuracy of the representations and warranties of all parties in the Agreements and Ancillary Documents.

            H. We have not undertaken or reviewed any search of court dockets or records in any jurisdiction, any search with respect to any of the rights or assets of the Sellers, or any Uniform Commercial Code, suit, judgment, lien, title or other type of search or investigation.

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            I. In addition to the exceptions and limitations above, we advise you that certain provisions of the Agreement and the other Ancillary Documents may be further limited or rendered unenforceable by the effect of laws, rules, regulations, court decisions and constitutional requirements in and of the States of New York, New Jersey, Virginia or the United States that:

                (i)    limit or affect the enforcement of provisions of a contract that purport to waive, or require waiver of, the obligations of good faith, fair dealing, diligence and reasonableness;

                (ii)    provide that forum selection clauses in contracts are not necessarily binding on the court(s) in the forum selected;

                (iii)    limit the availability of a remedy under certain circumstances;

                (iv)    provide a time limitation after which a remedy may not be enforced;

                (v)    limit the enforceability of provisions releasing, exculpating or exempting a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action or inaction involves negligence, recklessness, willful misconduct, unlawful conduct, violation of public policy or litigation against another party determined adversely to such party;

                (vi)    may, where less than all of a contract may be unenforceable, limit the enforceability of the balance of the contract to circumstances in which the unenforceable portion is not an essential part of the agreed exchange; or

                (vii)    govern and afford judicial discretion regarding the determination of damages and entitlement to attorney's fees and other costs;

provided that the qualification expressed herein will not render the Agreement or the other Ancillary Documents invalid as a whole or materially interfere with the realization of the rights or benefits provided by the Agreement and the other Ancillary Documents, except for the economic consequences of any judicial, administrative or other procedural delay which may be imposed by, relate to, or result from such laws, rules, regulations, decisions or constitutional requirements.

            J. We have made such examination of New York and federal law as we have deemed relevant for purposes of this opinion. We do not purport to be experts in the laws of any state other than New York, and, accordingly, we express no opinion herein as to the laws of any state or jurisdiction other that the State of New York and the United States of America. We express no opinion as to any county, municipal, city, town or village ordinance, rule, regulation or administrative decision. To the extent that the opinions expressed above may require application of any law of the State of New Jersey

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or the Commonwealth of Virginia, we have assumed that the applicable New York law is identical in all respects to the substantive law of those States.

            Our opinions set forth above are also subject to the following qualifications:

            (a)  We express no opinion as to the effect of the law of the any jurisdiction wherein enforcement of the Agreement or the other Ancillary Documents may be sought which limits the rates of interest legally chargeable or collectible.

            (b)  We express no opinion as to the enforceability of (i) the choice of New York law under the Agreement and Ancillary Documents in an action or proceeding in a Federal court or state court outside of the State of New York, and (ii) any consent to subject matter jurisdiction of any Federal court.

            (c)  We express no opinion as to the requirements of, effects of, or any entity's compliance with laws or regulations related to (i) environmental or hazardous substance laws, rules or regulations, (ii) land use or zoning laws, ordinances, regulations or restrictions, (iii) antitrust and unfair competition laws, (iv) fiduciary duty laws, (v) pension and employee benefit laws, (vi) labor laws, (vii) building codes, (viii) landlord/tenant laws, (ix) the Americans With Disabilities Act, or (xi) any tax laws or related regulations.

            (d)  We express no opinion as to the ownership, right or validity of any of the Sellers' patents, trademarks, tradestyles, trade names, service marks, copyrights or any other intellectual property or any rights, remedies, claims or causes of action relating thereto.

            (e)  We express no opinion concerning the enforceability of provisions of any agreement purporting to indemnify any person for violations of applicable securities law.

            (f)  Statements in this opinion as to validity, binding effect and enforceability are subject to (i) limitations as to enforceability imposed by bankruptcy, reorganization, moratorium, insolvency, fraudulent transfer and other laws of general application (statutory or otherwise) relating to or affecting the enforceability of creditors' rights, (ii) general principles of equity including, principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity), (iii) the invalidity or unenforceability, under certain circumstances, of provisions to the effect that rights or remedies are not exclusive, that every right or remedy is cumulative and may be exercised in addition to, or with, any other right or remedy or that the election of some particular remedy or remedies does not preclude recourse to one or another remedy, and (iv) limitations that may exist under federal and state laws or the public policy underlying such laws with respect to rights to indemnity.

            Based upon and subject to the foregoing, we are of the opinion that:

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            1.  Integrated Brands, Inc. is a corporation validly existing under the laws of the State of New Jersey and has all requisite corporate power to own, lease and operate its properties and to carry on its business as currently being conducted. Eskimo Pie Corporation is a corporation validly existing under the laws of the Commonwealth of Virginia and has all requisite corporate power to own, lease and operate its properties and to carry on its business as currently being conducted.

            2.  Each Seller possesses all requisite corporate power, authority and legal right to enter into and perform its obligations under the Agreement and each of the Ancillary Documents to which such Seller is a party.

            3.  The Agreement and each of the Ancillary Documents to which Sellers are a party have been duly authorized and validly executed and delivered by Sellers and constitute the valid, legal and binding obligations of the Sellers, enforceable against each of them in accordance with their respective terms.

            4.  The execution and delivery by each Seller of the Agreement and the Ancillary Documents to which it is a party, and the performance by each Seller of its obligations thereunder, will not: (a) conflict with or result in the breach of any term or provision of, or constitute a default under, the By-laws or the Certificate of Incorporation of such Seller; or (b) violate any New York statute, rule, or regulation applicable to such Seller that we are aware of. To our knowledge and based solely upon the Officer's Certificates provided by the Sellers, neither Seller is a party to, or expressly bound by, any judgment, injunction, order or decree of any court or governmental authority which would restrict or interfere with the performance by Sellers of their obligations under the Agreement or the Ancillary Documents to which they are a party.

            5.  Except as disclosed or otherwise provided in the Agreement or the Ancillary Documents, to our knowledge and based solely upon the Officer's Certificates provided by Sellers, no governmental authorization, approval or consent, and no registration, declaration or filing with any governmental authority or body, is required in connection with the execution, delivery and performance by either Seller under the Agreement or the Ancillary Documents to which such Seller is a party, except for such authorizations, approvals, consents, registrations, declarations or filings that have been waived or which, if not obtained or made, would not prevent or materially alter or delay any of the transactions contemplated by the Agreement or the Ancillary Documents.

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            This opinion is furnished to you solely for your benefit in connection with the closing of the transactions contemplated by the Agreement and the Ancillary Documents and is not to be used, circulated, quoted or otherwise referred to for any other purpose without our prior express written permission.

Very truly yours,

ELLENOFF GROSSMAN & SCHOLE LLP